FOURTH QUARTER 2020 FINANCIAL RESULTS

MANAGEMENT COMMENTARY:

During the fourth quarter, the Company's loan portfolio experienced no material financial impact from the COVID-19 pandemic and related stay-at-home orders. Our borrowers continued to successfully buy, fix and sell properties, and the Company saw both strong loan demand and good property resale activity. The positive market dynamics that began during the third quarter continued through the fourth quarter: Home buyer demand returned to pre-COVID-19 levels but inventory of homes for sale remained low as many homeowners were hesitant to list their homes for sale. Because our borrowers do not occupy their properties, they generally had no problem securing buyers and selling their properties quickly. The Company was able to increase its average loan portfolio size during the quarter by maintaining its targeted borrower marketing and gaining additional high-quality borrowers. The Company continues to execute its risk mitigation strategy: (1) new loans require borrowers to pre-pay interest; (2) new loans are being made at lower loan-to-value ratios; (3) we continue lending to only the highest quality borrowers; (4) we continue lending in non-judicial states only, which we believe to be less risky than judicial states; and (5) we continue lending on lower risk projects (less complex scope of work, existing occupancy permits, resale prices in the liquid segments of each real estate sub-market). Due to operating challenges related to the COVID-19 pandemic and civil unrest in Chicago, the Company sold its two large rental properties (63 units total) during the quarter for $5.4 million. The Company was able to secure one buyer for both buildings and closed in 60 days. The sale proceeds have been fully redeployed into higher yielding Portfolio Loans. The Company increased its provision for loan losses during the quarter by over $308,000 and took a $1.2 million charge off related to the sale of the two apartment buildings. Measures of investment security (portfolio loan-to-value, asset coverage ratios and interest coverage ratios) all remained healthy, with no material change.

LOAN-TO-VALUE, ASSET COVERAGE & INTEREST COVERAGE

- **Portfolio "After Repair" LTV:** Active loans 64%, paid off loans (actual) 60% vs paid off loans (estimate) 66%.
- **Cumulative "As-Is" LTV:** Bank Borrowings 18%, Senior Notes 37%, Junior Notes 56%, Equity 73%.
- **Cumulative "As-Is" Asset Coverage:** Bank Borrowings 5.7x, Senior Notes 2.7x, Junior Notes 1.8x, Equity 1.4x.
- **Cumulative Interest Coverage:** Bank Borrowings 16.6x, Senior Notes 6.7x, Junior Notes 4.1x.

INCOME STATEMENT HIGHLIGHTS

- **Net Income:** $557,801, down 2.2% quarter/quarter, down 15.0% year/year.
- **Net Interest Margin:** 7.897%, up 17 basis points quarter/quarter, up 7 basis points year/year.
- **Net Interest Rate Spread:** 6.669%, up 10 basis points quarter/quarter, down 28 basis points year/year.
- **Interest Income:** $2,779,080, up 8.6% quarter/quarter, down 5.1% year/year.
- **Interest Expense:** $1,020,168, up 1.7% quarter/quarter, down 11.0% year/year.
- **Net Interest Income:** $1,758,912, up 13.1% quarter/quarter, down 1.3% year/year.

BALANCE SHEET HIGHLIGHTS

- **Total Assets:** $94.8 million, up 6.1% quarter/quarter, down 4.0% year/year.
- **Loans Receivable, Net:** $90.9 million, up 15.5% quarter/quarter, up 3.2% year/year.
- **Equity:** $21.7 million (22.9% of total assets), flat quarter/quarter, up 2.6% year/year.
- **Junior Notes:** $23.8 million (25.2% of total assets), down 0.9% quarter/quarter, down 4.3% year/year.
- **Senior Notes:** $24.2 million (25.6% of total assets), down 2.0% quarter/quarter, up 15.8% year/year.
- **Bank Borrowings:** $22.2 million (23.4% of total assets), up 35.3% quarter/quarter, down 27.3% year/year.

LOANS & ASSET QUALITY

- **Allowance for Loan Losses:** $506,036 (0.5% of UPB). $308,413 in provisions added. $1,202,158 charged off.
- **Delinquent Loans:** 1 new loan became delinquent. 1 Delinquent Loan paid off, and no Delinquent Loans were cured. Total Delinquent Loans $2,699,498 or 2.9% of UPB, comprised of 3 accruing loans.
- **REO Assets:** No new REO assets acquired. No REO asset sold. No REO assets converted to Rental Properties. Total REO assets $1.9 million (1 property).
- **Rental Properties:** No new REO asset converted to Rental Properties. 2 Rental Properties sold. Total Rental Properties $733,355 (2 properties).

Portfolio Loan-to-Value and Interest Coverage

Portfolio Loan-to-Value based on "After-Repair" Value. The Company is an asset-based lender and its underwriting guidelines are heavily weighted toward real estate valuation, liquidity and loan-to-value coverage. In determining real estate collateral value, the Company inspects the properties and evaluates comparable property values in the area using Multiple Listing Service (MLS) data. Based on this information, the Company prepares an estimate of the "after-repair" value for each property. The Company's "after-repair" value estimates assume that all planned capital improvements to the real estate collateral have been completed and that the Company has disbursed all construction loan funds and represents the Company's estimate of the market value of the collateral after completion of the project based on information about comparable properties available at that time. In more complex transactions or for properties with limited comparable data, the Company may seek a formal valuation report such as an appraisal or broker price opinion. However, appraisals are recognized in the mortgage banking industry to represent estimates of value but should not be relied upon as the only measure of true worth or realizable value. Collateral value is determined solely in the judgment of the Company.

The Company believes that performing in-house real estate valuations provides it with a competitive advantage. By performing hundreds of in-house valuations per year in multiple geographies, the Company can continually refine its appraisal process and analyze real estate market trends within different geographies. This internal valuation analysis enables the Company to make faster and more informed lending decisions, which we believe help mitigate risk while providing borrowers with a higher quality of service. The Company reports to investors on a quarterly basis the results of its valuation methodology testing. These tests compare the actual loan to sale-price for those loans that paid off during a given quarter against the Company's estimated valuation for those same properties at the time the loans were made. This monthly analysis helps the Company to analyze and improve its in-house valuation methodology on an ongoing basis.

The following table sets forth the average loan-to-value for Portfolio Loans at the dates indicated, based on "after-repair" value:

Loan-to-Value Based on "After-Repair" Value	As of or for the Three Months Ended December 31,		As of or for the Year Ended December 31,	
	2020	2019	2020	2019
Loan to value - active loans, end of period				
Unpaid principal balance	$ 92,048,404	$ 89,805,878	$ 92,048,404	$ 89,805,878
Undisbursed construction loan balance (1)	10,101,465	9,902,260	10,101,465	9,902,260
Estimated "after-repair" value (2)	158,951,000	155,001,000	158,951,000	155,001,000
Estimated "after-repair" loan-to-value (3)	64%	64%	64%	64%
Loan to value - properties sold retail, during period				
Principal balance	$ 27,319,082	$ 25,171,170	$ 102,765,141	$ 81,916,818
Actual sale price	45,324,764	39,107,250	167,542,858	129,823,381
Actual loan-to-sale price (4)	60%	64%	61%	63%
Original "after-repair" loan-to-value estimate	66%	67%	65%	67%
Number of loans	97	79	340	255
Loans refinanced or properties sold wholesale, during period				
Unpaid principal balance	$ 7,795,717	$ 5,515,946	$ 32,783,381	$ 20,922,051
Number of loans	20	22	102	71

(1) Undisbursed construction loan balance is comprised of construction funds that have been approved but not yet disbursed. Once disbursed, the construction funds are added to the unpaid principal balance.

(2) Estimated "after repair" value assumes all loans are fully funded and improvements to real estate have been completed. Real estate values are based on the Company's "after-repair" value estimates.

(3) Estimated "after-repair" loan-to-value is calculated by dividing the sum of the unpaid principal balance and the undisbursed construction loan balance by the estimated "after-repair" value. The principal balance of each loan was used to calculate the weighted average.

(4) Actual loan-to-sale price is calculated by dividing the fully funded loan amount by the actual sale price of the real estate collateral. The principal balance of each loan was used to calculate the weighted average. Loans that were refinanced or secured by real estate collateral that was sold wholesale (prior to planned improvements being completed) were excluded from the calculation.

The Company does not charge interest to borrowers on loan proceeds held back for construction until those proceeds are disbursed. Upon disbursement, the incremental loan proceeds are added to the existing unpaid principal balance of the loan. This practice requires the Company to categorize these funds as an undisbursed construction loan balance. The Company's undisbursed construction loan balance as of December 31, 2020 was $10.1 million compared to $9.9 million as of December 31, 2019. For purposes of calculating the estimated "after-repair" loan-to-value on the active Portfolio Loans, the Company assumes loan commitments are fully funded and associated improvements to the real estate collateral have been completed.

As of the quarter ended December 31, 2020, the estimated weighted average "after-repair" loan-to-value for active Portfolio Loans was 64%. By comparison, the weighted average loan-to-sales price of paid off Portfolio Loans during the quarter ended December 31, 2020 was 60%, compared to our estimated weighted average "after-repair" loan-to-value of 66% for those same properties that sold during the quarter. This suggests that the Manager's valuation methodology for estimating "after-repair" value for those loans that paid off during the quarter was 6 percentage points more conservative than the actual sale prices, on average.

This compares to the quarter ended December 31, 2019 when the estimated weighted average "after-repair" loan-to-value for active Portfolio Loans was 64%. By comparison, the weighted average loan-to-sales price of paid off Portfolio Loans during the quarter ended December 31, 2019 was 64%, compared to our estimated weighted average "after-repair" loan-to-value of 67% for those same properties that sold during the quarter. This suggests that the Manager's valuation methodology for estimating "after-repair" value for those loans that paid off during the quarter was 3 percentage points more conservative than the actual sale prices, on average.

This compares to the year ended December 31, 2020 when the estimated weighted average "after-repair" loan-to-value for active Portfolio Loans was 64%. By comparison, during the year ended December 31, 2020 the weighted average loan-to-sales price of paid off Portfolio Loans was 61%, compared to our estimated weighted average "after-repair" loan-to-value of 65% for those same properties that sold during the year. This suggests that the Manager's valuation methodology for estimating "after-repair" value for those loans that paid off during the year was 4 percentage points more conservative than the actual sale prices, on average.

This compares to the year ended December 31, 2019 when the estimated weighted average "after-repair" loan-to-value for active Portfolio Loans was 64%. By comparison, during the year ended December 31, 2019 the weighted average loan-to-sales price of paid off Portfolio Loans was 63%, compared to our estimated weighted average "after-repair" loan-to-value of 67% for those same properties that sold during the year. This suggests that the Manager's valuation methodology for estimating "after-repair" value for those loans that paid off during the year was 4 percentage points more conservative than the actual sale prices, on average.

It is important to point out that our "after-repair" loan to value estimates are calculated at the time the loans are made and are based on comparable sold properties available at that time and assume no future price appreciation. If the real estate market appreciates during the life of the loan, our borrowers may sell their properties at higher prices than originally estimated, resulting in a lower loan-to-sales price percentage. Similarly, if real estate prices depreciate during the life of the loan, our borrowers may sell their properties at lower prices than originally estimated, resulting in a higher loan-to sale price percentage. The Company monitors these trends and adjusts its valuation methodology accordingly.

"As-Is" Loan-to-Value and Asset Coverage Based on Percentage Completion. In order to provide an estimate of the "as-is" real estate collateral value at end of period, and to account for projects that are in process of construction or redevelopment, the Company uses a straight-line percentage completion method to estimate the "as-is" real estate value. Specifically, the Company estimates the percentage completion of all real estate projects based on the percentage of construction funds disbursed at period end and then multiplies this percentage completion by the total estimated value add (estimated "after-repair" value of real estate minus purchase price) to determine the current value added through capital improvements. The current value added through capital improvements is then added to the original purchase price to calculate the "as-is" value of the real estate collateral at period end. This estimated "as-is" value is then used to analyze the cumulative loan-to-value and real estate asset coverage of each investment program. It is important to note that the "as-is" loan-to-value and asset coverage ratios improve as the percentage completion increases. As a result, the following "as-is" loan-to-value and asset coverage analysis (based on percentage completion) is more conservative than the "after-repair" values and "after-repair" loan-to-values provided above, which assume 100% project completion and associated value added.

The following table provides the cumulative "as-is" loan-to-value and cumulative "as-is" asset coverage ratios for all four tiers of the Company's capital structure at the dates indicated, based on the estimated "as-is" valuation of real estate collateral.

Loan-to-Value and Asset Coverage based on "As-Is" Value

	As of or for the Year Ended December 31, 2020	2019
Estimated value added through construction improvements		
Estimated "after-repair" value	$ 158,951,000	$ 155,001,000
Real estate purchase price	101,490,879	94,713,728
Total estimated value add	$ 57,460,121	$ 60,287,272
Estimated percentage completion of capital improvements		
Construction loan commitments	$ 16,380,981	$ 20,149,903
Undisbursed construction loan balance	10,101,465	9,902,260
Disbursed construction loan funds	6,279,516	10,247,643
Percentage completion	38%	51%
Real estate value added based on percentage completion	22,026,871	30,660,318
Real estate purchase price	101,490,879	94,713,728
Estimated "as-is" real estate value securing loan portfolio	123,517,750	125,374,046
Book value of rental property	767,920	7,111,371
Book value of real estate owned (REO), held for sale	1,847,136	1,776,281
Estimated "as-is" real estate collateral value securing investment programs	**$126,132,806**	**$134,261,698**
Capital structure and investment programs		
Bank Borrowings	$ 22,296,965	$ 30,548,052
Senior Notes	24,229,442	20,914,989
Senior Notes, cumulative	46,526,407	51,463,041
Junior Notes	23,843,628	24,924,078
Junior Notes, cumulative	$ 70,370,035	$ 76,387,119
Equity Program	21,725,428	21,183,026
Equity Program, cumulative	$ 92,095,463	$ 97,570,145
Capital structure loan-to-value based on "as-is" valuation of real estate collateral		
Bank Borrowings	18%	23%
Senior Notes, cumulative	37%	38%
Junior Notes, cumulative	56%	57%
Equity Program, cumulative	73%	73%
Capital structure asset coverage based on "as-is" valuation of real estate collateral		
Bank Borrowings	5.7 x	4.4 x
Senior Notes, cumulative	2.7 x	2.6 x
Junior Notes, cumulative	1.8 x	1.8 x
Equity Program, cumulative	1.4 x	1.4 x

As of December 31, 2020, the estimated "after-repair" value of the real estate collateral securing the loan portfolio was $159.0 million, and the real estate purchase price was $101.5 million, resulting in an estimated $57.5 million in total value add to the real estate projects. Total construction loan commitments were $16.4 million and construction funds disbursed were $6.3 million, resulting in an estimated percentage completion of 38%. Multiplying the estimated total value add of $57.5 million by the estimated project completion of 38% equaled an estimated $22.0 million of incremental real estate value added based on percentage completion. Adding $22.0 million of incremental real estate value added to the real estate purchase price of $101.5 million provided an estimated "as-is" loan portfolio real estate collateral value of $123.5 million. When combined with an estimated $767,920 of rental property assets and $1.8 million of real estate owned assets, the total estimated "as-is" real estate collateral value securing the Company's investment programs was $126.1 million as of December 31, 2020.

Cumulative loan-to-value is the value of the debt or equity investment plus any senior debt divided by the estimated "as-is" real estate collateral value ($126.1 million as of December 31, 2020). As of December 31, 2020, the loan-to-value of Bank Borrowings equaled 18% or $22.3 million in Bank Borrowings divided by the estimated "as-is" real estate collateral value of $126.1 million; Cumulative loan-to-value of Senior Notes equaled 37% or $46.5 million (the sum of $24.2 million in Senior Notes, plus $22.3 million in Bank Borrowings) divided by the estimated "as-is" real estate collateral value of $126.1 million, and; Cumulative loan-to-value of Junior Notes equaled 56% or $70.3 million (the sum of $23.8 million in Junior Notes, plus $24.2 million in Senior Notes, plus $22.3 million in Bank Borrowings) divided by the estimated "as-is" real estate collateral value of $126.1 million, and; Cumulative loan-to-value of equity equaled 73% or $92.0 million (the sum of $21.7 million in equity, plus $23.8 million in Junior Notes, plus $24.2 million in Senior Notes, plus $22.3 million in Bank Borrowings) divided by the estimated "as-is" real estate collateral value of $126.1 million.

Loan-to-value for Bank Borrowings decreased year-over-year, reflecting a decrease in Bank Borrowings from 30.9% to 23.4% of total assets, as the Company paid down the line of credit. Cumulative loan-to-value for Senior Notes decreased modestly year-over-year, reflecting the decrease in Bank Borrowings, which more than offset the increase in Senior Notes from 21.2% to 25.6% of total assets, as the Company continued to add new Senior Note investors. Cumulative loan-to-value for Junior Notes saw almost no change year-over-year primarily reflecting the growth in Senior Notes offsetting the reduction in Bank Borrowing and Junior Notes from 25.3% to 25.2% of total assets.

Cumulative asset coverage is the estimated "as-is" real estate collateral value ($126.1 million as of December 31, 2020) divided by the debt or equity and any senior debt. As of December 31, 2020, Bank Borrowings equaled 5.7 times or $126.1 million in estimated "as-is" real estate collateral value divided by $22.3 million in Bank Borrowings; Senior Notes equaled 2.7 times or $126.1 million in estimated "as-is" real estate collateral value divided by $46.5 million (the sum of $24.2 million in Senior Notes, plus $22.3 million in Bank Borrowings); Junior Notes equaled 1.8 times or $126.1 million in estimated "as-is" real estate collateral value divided by $70.3 million (the sum of $23.8 million in Junior Notes, plus $24.2 million in Senior Notes, plus $22.3 million in Bank Borrowings), and; Equity equaled 1.4 times or $126.1 million in estimated "as-is" real estate collateral value divided by $92.0 million (the sum of $21.7 million in equity, plus $23.8 million in Junior Notes, plus $24.2 million in Senior Notes, plus $22.3 million in Bank Borrowings).

Asset coverage for Bank Borrowings increased year-over-year, reflecting a decrease in Bank Borrowings from 30.9% to 23.4% of total assets, as the Company paid down the line of credit. Cumulative asset coverage for Senior Notes increased modestly year-over-year, reflecting the decrease in Bank Borrowings, which more than offset an increase in Senior Notes from 21.2% to 25.6% of total assets, as the Company continued to add new Senior Note investors. Cumulative asset coverage for Junior Notes saw almost no change year-over-year primarily reflecting the growth in Senior Notes offsetting the reduction in Bank Borrowings and Junior Notes from 25.3% to 25.2% of total assets.

By comparison, As of December 31, 2019 the estimated "after-repair" value of the real estate collateral securing the loan portfolio was $155.0 million, and the real estate purchase price was $94.7 million, resulting in an estimated $60.3 million in total value add to the real estate projects. Total construction loan commitments were $20.1 million and construction funds disbursed were $10.2 million, resulting in an estimated percentage completion of 51%. Multiplying the estimated total value add of $60.3 million by the estimated project completion of 51% equaled an estimated $30.7 million of incremental real estate value added based on percentage completion. Adding $30.7 million of incremental real estate value added to the real estate purchase price of $94.7 million provided an estimated "as-is" loan portfolio real estate collateral value of $125.4 million. When combined with an estimated $7.1 million of rental property assets and $1.8 million of real estate owned assets, the total estimated "as-is" real estate collateral value securing the Company's investment programs was $134.3 million as of December 31, 2019.

Cumulative loan-to-value is the value of the debt or equity investment plus any senior debt divided by the estimated "as-is" real estate collateral value ($134.3 million as of December 31, 2019). As of December 31, 2019, the loan-to-value of Bank Borrowings equaled 23% or $30.6 million in Bank Borrowings divided by the estimated "as-is" real estate

collateral value of $134.3 million; Cumulative loan-to-value of Senior Notes equaled 38% or $51.5 million (the sum of $20.9 million in Senior Notes, plus $30.6 million in Bank Borrowings) divided by the estimated "as-is" real estate collateral value of $134.3 million, and; Cumulative loan-to-value of Junior Notes equaled 57% or $76.4 million (the sum of $24.9 million in Junior Notes, plus $20.9 million in Senior Notes, plus $30.6 million in Bank Borrowings) divided by the estimated "as-is" real estate collateral value of $134.3 million, and; Cumulative loan-to-value of equity equaled 73% or $97.6 million (the sum of $21.2 million in equity, plus $24.9 million in Junior Notes, plus $20.9 million in Senior Notes, plus $30.6 million in Bank Borrowings) divided by the estimated "as-is" real estate collateral value of $134.3 million.

Loan-to-value for Bank Borrowings saw a modest increase year-over-year, reflecting an increase in Bank Borrowings from 26.5% to 30.9% of total assets, as the Company borrowed on its line of credit to meet an increase in loan demand. Cumulative loan-to-value for Senior Notes increased year-over-year, reflecting the increase in Bank Borrowings and an increase in Senior Notes from 10.3% to 21.2% of total assets, as the Company continued to add new Senior Note investors. Cumulative loan-to-value for Junior Notes saw almost no change year-over-year primarily reflecting the growth in Senior Notes more than offsetting the reduction in Junior Notes from 36.2% to 25.3% of total assets.

Cumulative asset coverage is the estimated "as-is" real estate collateral value ($134.3 million as of December 30, 2019) divided by the debt or equity and any senior debt. As of December 31, 2019, Bank Borrowings equaled 4.4 times or $134.3 million in estimated "as-is" real estate collateral value divided by $30.6 million in Bank Borrowings; Senior Notes equaled 2.6 times or $134.31 million in estimated "as-is" real estate collateral value divided by $51.5 million (the sum of $20.9 million in Senior Notes, plus $30.6 million in Bank Borrowings); Junior Notes equaled 1.8 times or $134.3 million in estimated "as-is" real estate collateral value divided by $76.4 million (the sum of $24.9 million in Junior Notes, plus $20.9 million in Senior Notes, plus $30.6 million in Bank Borrowings), and; Equity equaled 1.4 times or $134.3 million in estimated "as-is" real estate collateral value divided by $97.6 million (the sum of $21.2 million in equity, plus $24.9 million in Junior Notes, plus $20.9 million in Senior Notes, plus $30.6 million in Bank Borrowings).

Interest Coverage. The interest coverage ratios are the ratios of total income to interest expenses. The following table provides information as to the Company's interest coverage ratios considering the Company's three components of debt for the periods shown.

Interest Coverage Ratios	For the Three Months Ended December 31,		For the Year Ended December 31,	
	2020	2019	2020	2019
Interest income	$ 2,779,080	$ 2,929,355	$ 10,771,324	$ 10,273,630
Rental property Income	115,058	172,021	620,844	563,366
Other income	1,253,267	26,157	1,844,698	725,483
Total income	4,147,405	3,127,533	13,236,866	11,562,479
Interest expense – Bank Borrowings (1)	249,797	405,826	1,088,265	1,317,452
Interest expense – Senior Notes (2)	369,070	301,918	1,418,145	896,366
Interest expense – Junior Notes (3)	401,301	438,702	1,668,162	2,001,380
Total interest expense	$ 1,020,168	$ 1,146,446	$ 4,174,572	$ 4,215,198
Interest coverage ratios				
Interest coverage - Bank Borrowings (1)	16.6 x	7.7 x	12.2 x	8.8 x
Cumulative interest coverage - Senior Notes (2)	6.7 x	4.4 x	5.3 x	5.2 x
Cumulative interest coverage - Junior Notes (3)	4.1 x	2.7 x	3.2 x	2.7 x
Average portfolio leverage, during period	74.6%	78.2%	75.6%	75.8%

(1) Bank Borrowings have a first priority security interest in all of the Company's assets, including Portfolio Loans. Interest coverage equals total income divided by the interest expense related to Bank Borrowings.

(2) Senior Notes have a second priority security interest in all of the Company's assets, including its Portfolio Loans. Cumulative interest coverage of Senior Notes equals total income divided by the total interest expense related to Senior Notes and Bank Borrowings combined.

(3) Junior Notes have a third priority security interest in all of the Company's assets, including Portfolio Loans. Cumulative interest coverage of Junior Notes equals total income divided by the total interest expense related to Junior Notes, Senior Notes and Bank Borrowings combined.

During the quarter ended December 31, 2020, the Company generated $4,147,405 in total income available to pay interest expense. With average portfolio leverage of 74.6%, the Company paid interest expense of $249,797 related to Bank Borrowings, $369,070 related to Senior Notes, and $401,301 related to Junior Notes. Total income was 16.6 times the amount necessary to pay interest expense related to Bank Borrowings, 6.7 times the amount necessary to pay the interest expense related to Bank Borrowings and Senior Notes combined, and 4.1 times the amount necessary to pay the interest expense related to Bank Borrowings, Senior Notes and Junior Notes combined.

Interest coverage for Bank Borrowings increased year-over-year due to a decrease in average Bank Borrowings relative to average total assets coupled with a reduction in the interest rate paid on the Company's Bank Borrowings. Cumulative interest coverage for Senior Notes increased year-over-year as the decline in interest expense related to Bank Borrowings more than offset the increase in interest expense on Senior Notes. Cumulative interest coverage for Junior Notes saw a modest increase year-over-year due to a decline in the interest rate paid on Junior Notes. In addition, interest coverage increased during the quarter for all three classes of debt due to a $1.2 million increase in other income, as the Company offset a onetime loss on the sale of two rental properties against it allowance for loan losses. See "Asset Quality" below for additional details.

By comparison, during the quarter ended December 31, 2019 the Company generated $3,127,533 in total income available to pay interest expense. With average portfolio leverage of 78.2%, the Company paid interest expense of $405,826 related to Bank Borrowings, $301,918 related to Senior Notes, and $438,702 related to Junior Notes. Total income was 7.7 times the amount necessary to pay interest expense related to Bank Borrowings, 4.4 times the amount necessary to pay the interest expense related to Bank Borrowings and Senior Notes combined, and 2.7 times the amount necessary to pay the interest expense related to Bank Borrowings, Senior Notes and Junior Notes combined.

By comparison, during the year ended December 31, 2020 the Company generated $13,236,866 in total income available to pay interest expense. With average portfolio leverage of 75.6%, the Company paid interest expense of $1,088,265 related to Bank Borrowings, $1,418,145 related to Senior Notes, and $1,668,162 related to Junior Notes. Total income was 12.2 times the amount necessary to pay interest expense related to Bank Borrowings, 5.3 times the amount necessary to pay the interest expense related to Bank Borrowings and Senior Notes combined, and 3.2 times the amount necessary to pay the interest expense related to Bank Borrowings, Senior Notes and Junior Notes combined.

Interest coverage for Bank Borrowings increased year-over-year due to both a decrease in average Bank Borrowings relative to average total assets and a decrease in the interest rate paid on Bank Borrowings. Cumulative interest coverage for Senior Notes increased year-over-year due primarily to the decrease in interest expense related to Bank Borrowings being more than offset by an increase in interest expense related to the issuance of additional Senior Notes. Cumulative interest coverage for Junior Notes saw a modest increase year-over-year due to a $1.2 million increase in other income during the fourth quarter, as the Company offset a onetime loss on the sale of two rental properties with its allowance for loan losses, which increased the interest coverage for all three classes of debt. See "Asset Quality" below for additional details.

By comparison, during the year ended December 31, 2019 the Company generated $11,562,479 in total income available to pay interest expense. With average portfolio leverage of 75.8%, the Company paid interest expense of $1,317,452 related to Bank Borrowings, $896,366 related to Senior Notes, and $2,001,380 related to Junior Notes. Total income was 8.8 times the amount necessary to pay interest expense related to Bank Borrowings, 5.2 times the amount necessary to pay the interest expense related to Bank Borrowings and Senior Notes combined, and 2.7 times the amount necessary to pay the interest expense related to Bank Borrowings, Senior Notes and Junior Notes combined. The Company began issuing Senior Notes on March 1, 2018.

Income Statement

Net Income. Net income was $557,801 for the quarter ended December 31, 2020, a decrease of $12,817, or 2.2%, from $570,618 in the prior quarter, and a decrease of $98,372, or 15.0%, from $656,173 during the same quarter in the prior year.

The year-over-year decrease in net income was primarily attributable to an increase in net interest income being more than offset by an increase in non-interest expenses, as the Company elected to significantly increase its provision-for-loan-losses expense during the quarter to account for potential future loan portfolio risk or rental property risk related to the COVID-19 pandemic. See "Provision for Loan Losses" below for additional details.

Net Interest Margin and Net Interest Rate Spread. Net interest margin for the quarter ended December 31, 2020 was 7.897% compared to 7.722% and 7.828% for the quarters ended September 30, 2020 and December 31, 2019, respectively. Similarly, the net interest rate spread for the quarter ended December 31, 2020 was 6.669% compared to 6.571% and 6.944% for the quarters ended September 30, 2020 and December 31, 2019, respectively. See table below "Average Balances and Yields" for additional details.

The net interest margin and net interest rate spread were essentially flat year-over-year and quarter-over-quarter, reflecting a modest decline in the Company's blended yield earned on interest-earning assets being offset by a modest decline in the Company's blended yield paid on interest-bearing liabilities. See "Interest Income" and "Interest Expense" below for additional details.

Interest Income. For the quarter ended December 31, 2020, total interest income was $2,779,080, an increase of $220,748, or 8.6%, from $2,558,332 during the prior quarter, and a decrease of $150,275, or 5.1%, from $2,929,355 during the same period in the prior year.

The Company's average interest-earning assets increased by $7.6 million, or 9.4%, to $88.6 million during the quarter ended December 31, 2020, from an average of $81.0 million during the prior quarter. The yield earned on interest-earning assets decreased 23 basis points during the same period to 12.477% from 12.702%.

Average interest-earning assets decreased $1.8 million, or 1.9%, year-over-year to $88.6 million during the quarter, from an average of $90.4 million during the same quarter in the prior year. The yield earned on average interest-earning assets declined 38 basis points to 12.477% during the quarter from 12.862% during the same quarter in the prior year.

The increase in average interest earning assets quarter-over-quarter was primarily attributable strong loan demand, as a result of strong residential real estate resale activity, which more than offset loan payoffs. The decline in yield earned is a result of older, higher-yielding loans being replaced by newer loans made at lower interest rates. The decline in industry loan pricing that we witnessed over the past 7 years seems to be at or near bottom. The Company decided in 2016 to lower its loan pricing to gain and retain higher quality borrowers to mitigate risk. We have been successful in this regard and plan to continue with this strategy.

The average daily balance of cash during the quarter ended December 31, 2020, was $688,546, compared to $752,921 and $667,855 for the quarters ended September 30, 2020 and December 31, 2019, respectively. Interest income earned on those cash balances during that time was immaterial.

Interest Expense. Total interest expense increased $17,093, or 1.7%, to $1,020,168 for the quarter ended December 31, 2020 from $1,003,075 during the prior quarter, and decreased $126,278, or 11.0%, from $1,146,446 during the same quarter in the prior year. The average cost of interest-bearing liabilities was 5.808% during the quarter ended December 31, 2020, a decrease of 32 basis points from 6.131% during the prior quarter, and a decrease of 11 basis points from 5.918% during the same quarter in the prior year.

Interest expense on the Company's Junior Notes was $401,301for the quarter ended December 31, 2020, a decrease of $18,022, or 4.3% from $419,323 during the prior quarter, and a decrease of $37,401, or 8.5%, from $438,702 during the same quarter in the prior year. The average yields paid on Junior Notes for the quarters ending December 31, 2020, September 30, 2020 and December 31, 2019 were 6.653%, 7.019% and 7.000%, respectively. In May 2019 the Company began refinancing maturing Junior Notes from 8% to 7%, and all outstanding Junior Notes were refinanced by October 2019. In November 2020, the Company began refinancing maturing Junior Notes from 7% to 6%, and all outstanding Junior Notes were expected to be refinanced by April 2021. See "Junior Notes" below for additional details.

Interest expense on the Company's Senior Notes was $369,070 for the quarter ended December 31, 2020, a decrease of $3,800, or 1.0%, from $372,870 during the prior quarter, and an increase of $67,152, or 22.2%, from $301,918 during

the same quarter in the prior year. The average yields paid on Senior Notes for the quarters ending December 31, 2020, September 30, 2020 and December 31, 2019 were 5.804%, 6.015% and 6.000%, respectively. See "Senior Notes" below for additional details.

Interest expense on the Company's line of credit with Western Alliance Bank ("Bank Borrowings") was $249,797 during the quarter ended December 31, 2020, an increase of $38,915, or 18.5%, from $210,882 during the prior quarter, and a decrease of $156,029, or 38.4%, from $405,826 for the same quarter in the prior year. The average interest rate paid on Bank Borrowings for the quarters ending December 31, 2020, September 30, 2020 and December 31, 2019 were 4.829%, 4.829%, and 5.026%, respectively.

The year-over-year decrease in interest rate paid on Bank Borrowings primarily reflects the decrease in the 1-Month LIBOR rate during this period, which is the index used to price the Company's line of credit. The interest rate is set at the greater of 1-Month LIBOR plus 3.125% or 4.75%. Following a reduction in interest rates by the Federal Reserve during the first quarter of 2020, the interest rate paid on Bank Borrowings hit its floor of 4.75%. The average yield shown above is greater than 4.75% floor due to the day count (360 days vs 365 days) used by Western Alliance Bank to calculate interest. The Company uses 365 days for comparative purposes. See "Bank Borrowings" below for additional details.

Net Interest Income. Net interest income for the quarter ended December 31, 2020 was $1,758,912, an increase of $203,655, or 13.1%, from $1,555,257 during the prior quarter, and a decrease of $23,997, or 1.3%, from $1,782,909 during the same quarter in the prior year.

The quarter-over-quarter increase in net interest income was primarily attributable to a 17 basis point increase in the net interest rate spread coupled with a 9.4% increase in average interest-earning assets. The year-over-year decrease in net interest income resulted from a 28 basis point decrease in the net interest rate spread coupled with a 1.9% decrease in average interest-earning assets.

Rental Property Income. Rental property income during the quarter ended December 31, 2020 was $115,058, a decrease of $45,913, or 28.5%, from $160,971 during the prior quarter, and a decrease of $56,963, or 33.1%, from $172,021 during the same period of the prior year. The decrease in quarter-over-quarter and year-over-year rental property income primarily reflected the sale of two larger Rental Properties during November 2020, resulting in no rents being collected for the month of December. See "Delinquent Loans, REO Assets and Rental Properties" below for additional details.

Other Income. For the quarter ended December 31, 2020, other income was $1,253,267, an increase of $777,633, or 163.5%, from $475,634 during the prior quarter, and an increase of $1,227,110 from $26,157 during the same period of the prior year. Other income generally includes late payment fees and default interest related to Non-Performing Loans, income from REO assets, and reversals in the allowance for loan losses used to offset losses on the sale of REO assets. We expect this income to vary between periods driven by the number of Non-Performing Loans, timing of Non-Performing Loan payoffs, collectability of default interest and late fees on Non-Performing Loans, and the profitability of REO asset sales.

The increase in other income quarter-over-quarter and year-over-year during the fourth quarter was primarily attributable to a reversal in the allowance for loan losses used to offset a onetime loss on the sale of two Rental Properties in Cook County, IL. See "Delinquent Loans, REO Assets and Rental Properties" below for additional details.

Non-Interest Expense. For the quarter ended December 31, 2020, non-interest expense was $1,366,951, an increase of $162,624, or 13.5%, from $1,204,327 during the prior quarter, and an increase of $43,204, or 3.3%, from $1,323,747 during the same period in the prior year.

The modest changes quarter-over-quarter and year-over-year in non-interest expense were primarily driven by an increase in the provision for loan losses expense, which also lowered the incentive fees paid to the Manager. The Company elected to significantly increase its provision-for-loan-losses expense during the quarter to account for potential future loan portfolio risk and rental property risk related to the COVID-19 pandemic.

Provision for Loan Losses. Based on our analysis of loan portfolio performance, portfolio growth, and potential market risk, the Company recorded a provision of $308,413 for the quarter ended December 31, 2020, a provision of $219,008 for the quarter ended September 30, 2020, and a provision of $166,467 for the quarter ended December 31, 2019. The allowance for loan losses was $506,036, or 0.5% of total unpaid principal balance (UPB) at December 31, 2020, compared to $1,399,781, or 1.7% of total UPB at September 30, 2020, and as compared to $1,045,668, or 1.2% of total UPB, at December 31, 2019.

Total Delinquent Loans were $2,699,498, or 2.9% of the total UPB, at December 31, 2020 compared to $2,698,228, or 3.3% of total UPB, at September 30, 2020 and $2,873,793, or 3.2% of the total UPB at December 31, 2019. The allowance for loan losses reflects the estimate we believed to be appropriate to cover probable incurred losses inherent in the loan portfolio at December 31, 2020, September 30, 2020 and December 31, 2019. See "Asset Quality" below for a discussion of Non-Performing Loans and REO assets.

It is important to point out that on average Delinquent Loans and Non-Performing Loans generate additional profits for the Company through the return of principal, accrued interest and additional late fees and default interest. Therefore, the percentage of Non-Performing Loans are not necessarily correlated to the amount of charge offs expected by the Company.

Franchise Fees and Income Taxes. Franchise fees for the quarter ended December 31, 2020 totaled $327, as compared to $8,453 during the prior quarter and $1,167 during the same quarter in the prior year. Under the laws pertaining to income taxation of limited liability companies, the Company as an entity pays no federal income tax.

Balance Sheet, Liquidity and Capital Resources

Total assets. Total assets increased $5.4 million, or 6.1, to $94.8 million as of December 31, 2020 from $89.4 million at September 30, 2020, and decreased $3.9 million, or 4.0%, from $98.7 million at December 31, 2019.

Total assets were up quarter-over-quarter reflecting strengthening loan demand and loan portfolio growth, which more than offset accelerated Portfolio Loan payoffs resulting from continued robust property resale activity. Net mortgage loans receivable increased to $90.9 million as of December 31, 2020, an increase of $12.2 million, or 15.5%, from $78.7 million in the prior quarter, and an increase of $2.8 million, or 3.2%, from $88.1 million in the prior year. The decline in total assets year-over-year was primarily attributable to the sale of two Rental Properties in Cook County, Illinois, which decreased Net Rental Property to $733,355 as of December 31, 2020, compared to $7.0 million in the prior quarter and $7.1 million in the prior year.

Equity. As of December 31, 2020, September 30, 2020, and December 31, 2019, the Company's equity balance was $21.7 million (22.9% of total assets), $21.7 million (24.3% of total assets), and $21.2 million (21.5% of total assets), respectively.

The line of credit loan covenants with Western Alliance Bank require the Company to maintain a minimum of $20 million of equity. The Company's Maximum Debt Covenant requires equity to be no less than 20% of total assets.

Bank Borrowings. As of December 31, 2020, September 30, 2020, and December 31, 2019, the net unpaid line of credit balance was $22.2 million (23.4% of total assets), $16.4 million (18.4% of total assets), and $30.5 million (30.9% of total assets), respectively.

For the quarters ending December 31, 2020, September 30, 2020, and December 31, 2019, the average line of credit balance and utilization during these periods was $20.6 million (51.4% utilization), 17.4 million (43.4% utilization), and $32.0 million (80.1% utilization), respectively. The Company targets a line of credit utilization rate of 50-80%, which allows the Company to meet unanticipated loan requests from borrowers or unanticipated withdrawal requests from investors. Similarly, if the Company's Portfolio Loans pay off faster than anticipated or if new loan originations do not match the rate of loan payoffs, the line of credit can be paid down while keeping investor capital fully utilized.

On February 24, 2020, the line of credit was extended to March 1, 2022. As of December 31, 2020, the interest rate on the line of credit reached its floor of 4.750% (or approximately 4.829% when calculated using a 365 day year), which is the greater of 4.750% or 1-Month LIBOR plus 3.125%.

Senior Notes. The Securities and Exchange Commission qualified the Senior Secured Demand Notes offering ("Senior Notes") effective February 23, 2018, and the Company began issuing Senior Notes on March 1, 2018. As of December 31, 2020, Senior Notes were $24.2 million (25.6% of total assets) compared to $24.7 million (27.7% of total assets) as of September 30, 2020 and $20.9 million (21.2% of total assets) as of December 31, 2019. During the third quarter, the Company announced that it would be lowering the interest rate on all Senior Notes from 6.0% to 5.5% on November 25, 2020 and anticipates reducing the interest rate again from 5.5% to 5.0% on February 23, 2021. As of December 31, 2020, the interest rate on the Senior Notes was 5.5%.

Junior Notes. As of December 31, 2020, Junior Notes were $23.8 million (25.2% of total assets). This compares to $24.1 million (26.9% of total assets) as of September 30, 2020 and $24.9 million (25.3% of total assets) as of December 31, 2019. As previously reported, starting in May 2019 the Company began refinancing maturing Junior Notes from 8% to 7%, and all outstanding Junior Notes were refinanced by October 2019. Starting in October 2020, the Company began refinancing maturing Junior Notes from 7% to 6% and currently anticipate all Junior Notes being refinanced by March 2021. As of December 31, 2020, the interest rate on new or re-issued Junior Notes was 6%.

Portfolio Roll Forward Analysis. The Company makes short term loans with maturities of 12 months or less. These Portfolio Loan payoffs provide a primary source of cash flow to the Company. To help analyze the velocity of this cash flow the Company performs a monthly loan portfolio roll forward analysis. This analysis evaluates the number of active loans and the principal balance of those loans at the beginning of each month, and the dollar volume of principal advances made, and principal payments received by the Company during each month. With this information, the Company can analyze historical monthly cash flows related to loan portfolio funding and payoffs and calculate the number of days required for the loan portfolio to turn over or to pay off in full, assuming the Company stopped making new loans and the historical principal payment velocity remained constant.

ROLL FORWARD ANALYSIS

Month	Number of Loans	Principal Beginning Balance	Principal Advances	Principal Payments	Principal Ending Balance	Days to Turnover (1)
Jan-18	235	68,410,996	8,992,596	(8,330,393)	69,073,199	246
Feb-18	218	69,073,199	4,826,963	(10,671,798)	63,228,364	194
Mar-18	215	63,228,364	9,286,505	(9,542,233)	62,972,637	199
Apr-18	222	62,972,637	8,883,321	(8,262,626)	63,593,331	229
May-18	217	63,593,331	14,632,653	(10,005,087)	68,220,897	191
Jun-18	219	68,220,897	12,169,765	(12,136,508)	68,254,153	169
Jul-18	221	68,254,153	12,073,975	(6,616,944)	73,711,184	309
Aug-18	224	73,711,184	9,592,011	(9,383,156)	73,920,039	236
Sep-18	222	73,920,039	6,205,262	(3,845,607)	76,279,694	577
Oct-18	211	76,279,694	11,048,166	(12,069,861)	75,257,998	190
Nov-18	204	75,257,998	5,378,256	(9,043,524)	71,592,729	250
Dec-18	187	71,592,729	6,769,242	(9,771,432)	68,590,539	220
Total		**834,515,221**	**109,858,712**	**(109,679,170)**	**Average # Days**	**228**
Jan-19	191	68,590,539	6,080,321	(4,320,400)	70,350,460	476
Feb-19	191	70,350,460	10,040,486	(11,136,555)	69,254,391	190
Mar-19	191	69,254,391	8,983,361	(9,983,533)	68,254,220	208
Apr-19	191	68,254,220	6,846,469	(9,443,946)	65,656,743	217
May-19	199	65,656,743	11,138,381	(8,405,752)	68,389,372	234
Jun-19	205	68,389,372	11,813,492	(7,659,232)	72,543,633	268
Jul-19	229	72,543,633	15,158,077	(5,849,558)	81,852,152	372
Aug-19	237	81,852,152	10,651,305	(8,345,992)	84,157,464	294
Sep-19	246	84,157,464	13,296,197	(8,969,111)	88,484,550	281
Oct-19	247	88,484,550	10,280,040	(9,378,481)	89,386,110	283
Nov-19	251	89,386,110	8,883,185	(8,631,263)	89,638,032	311
Dec-19	251	89,638,032	13,115,768	(12,947,922)	89,805,878	208
Total		**916,557,665**	**126,287,083**	**(105,071,744)**	**Average # Days**	**262**

ROLL FORWARD ANALYSIS						
Month	Number of Loans	Principal Beginning Balance	Principal Advances	Principal Payments	Principal Ending Balance	Days to Turnover (1)
Jan-20	247	89,805,878	7,748,381	(12,157,961)	85,396,298	222
Feb-20	254	85,396,298	8,813,961	(8,730,654)	85,479,606	293
Mar-20	253	85,479,606	12,941,202	(11,104,564)	87,316,244	231
Apr-20	256	87,316,244	8,816,811	(7,639,845)	88,493,209	343
May-20	242	88,493,209	9,194,335	(15,357,101)	82,330,443	173
Jun-20	232	82,330,443	9,315,760	(11,369,759)	80,276,444	217
Jul-20	226	80,276,444	12,215,587	(16,043,839)	76,448,192	150
Aug-20	257	76,448,192	15,528,868	(7,540,724)	84,436,335	304
Sep-20	250	84,436,335	9,966,202	(13,715,931)	80,686,606	185
Oct-20	272	80,686,606	15,733,586	(8,653,384)	87,766,809	280
Nov-20	274	87,766,809	15,649,182	(14,681,596)	88,734,395	179
Dec-20	276	88,734,395	16,424,545	(13,110,535)	92,048,404	203
Total		1,017,170,458	142,348,421	(140,105,895)	Average # Days	218

(1) Days to turnover is calculated by dividing the monthly beginning principal balance by the monthly principal payments received and then multiplying by 30 days.

During the year ended December 31, 2020, the principal balance of the Company's loan portfolio ranged from $76.5 million to $92.0 million, and the Company made principal advances of $142.3 million related to new or existing Portfolio Loans and received principal payments of $140.1 million related to Portfolio Loan payoffs. Based on the average monthly principal balance and principal payments received, on average it would take approximately 218 days for the Company's Portfolio Loans to pay off in full, assuming the Company stopped making new loans, and the average volume of principal payments remained constant.

The Company saw no material change to the rate of principal payments during 2020. Principal advances declined during the second quarter of 2020 as some Portfolio Borrowers paused starting new projects until the effect of the COVID-19 pandemic on residential real estate could be assessed. During the second half of the year, principal advances increased as Portfolio Borrowers determined that the residential real estate market was performing well. The monthly and yearly change in the average number of days for the Company's Portfolio Loans to pay off in full reflects the normal ebbs and flows of portfolio loan funding and payoffs with no discernable trends.

During the year ended December 31, 2019, the principal balance of the Company's loan portfolio ranged from $65.7 million to $89.8 million, and the Company made principal advances of $126.3 million related to new or existing Portfolio Loans and received principal payments of $105.1 million related to loan payoffs. Based on the average monthly principal balance and principal payments received, on average it would take approximately 262 days for the Company's Portfolio Loans to pay off in full, assuming the Company stopped making new loans, and the average volume of principal payments remained constant.

The Company saw no material change to the rate of principal payments during 2019. Principal advances increased during the second half of the year, as a result of increased borrower marketing and corresponding new loan origination. The monthly and yearly change in the average number of days for the Company's Portfolio Loans to pay off in full reflects the normal ebbs and flows of portfolio loan funding and payoffs with no discernable trends.

By comparison, for the year ended December 31, 2018, the principal balance of the Company's loan portfolio ranged from $63.0 million to $76.3 million, and the Company made principal advances of $109.9 million related to new or existing Portfolio Loans and received principal payments of $109.7 million related to loan payoffs. Based on the average monthly principal balance and principal payments received, on average it would take approximately 228 days for the Company's Portfolio Loans to pay off in full, assuming the Company stopped making new loans, and the average volume of principal payments remained constant.

Asset Quality

Allowances for loan losses. As of December 31, 2020, the Company's allowance for loan losses balance was $506,036 or 0.5% of the unpaid principal balance (UPB) of Portfolio Loans. During the quarter ended December 31, 2020, the Company recognized a $308,413 provision-for-loan-losses expense and a charge off of $1,202,158 against its allowance for loan losses related to the sale of two Rental Properties. See "Delinquent Loans, REO Assets and Rental Properties" below for additional details.

By comparison, during the quarter ended September 30, 2020 the Company recognized a $219,071 provision-for-loan-losses expense and $408,464 in charge-offs against its allowance for loan losses.

By comparison, during the quarter ended December 31, 2019 the Company recognized a $166,466 provision-for-loan-losses expense and $53,437 in charge-offs against its allowance for loan losses.

The year-over-year increase in provision-for-loan-losses expense was a result of continued loan portfolio growth and the Company's decision to increase its provision-for-loan-losses expense in order to increase the associated allowance-for-loan losses on the balance sheet. The accrual rate of the provision-for-loan-losses expense was further increased during the twelve months ended December 31, 2020 to account for potential future loan portfolio risk and rental property risk related to the COVID-19 pandemic. As of December 31, 2020, the total amount of loans charged off by the Company since inception (April 2009) totaled $2,684,443, or 0.29% of total loans originated ($924,454,757). See "Provision for Loan Losses" above for additional details.

Delinquent Loans, Real Estate Owned and Rental Properties. The following definitions are used when categorizing the Company's Delinquent, non-performing, Non-Accruing, Impaired and Real Estate Owned assets:

(1) ***Delinquent Loan:*** A loan with a monthly payment that is 30 days or more past due.
(2) ***Non-Performing Loan:*** A Delinquent Loan that is in the foreclosure process but still accruing interest.
(3) ***Non-Accruing Loan:*** A Delinquent Loan that is in the foreclosure process but no longer accruing interest. The accrual of interest on a loan is discontinued when, in management's judgment, the future collectability of principal or interest is in doubt. Loans placed on non-accrual status may or may not be contractually past due at the time of such determination.
(4) ***Impaired Loan:*** A Delinquent Loan in which the estimated net proceeds from the disposition of the collateral (from auction sale or otherwise) is insufficient to cover the total principal, unpaid accrued interest and foreclosure fees due. Impaired Loans are measured based on the present value of expected future cash flows, discounted at the loan's effective interest rate, or the fair market value of the collateral if the loan is collateral dependent. Impaired Loans are currently measured at lower of cost or fair value. Impaired Loans are charged to the allowance for loan losses when management believes, after considering economic and business conditions, collection efforts and collateral position that collection of principal is not probable.
(5) ***Real Estate Owned ("REO"):*** Real estate that becomes an asset of the Company following a foreclosure sale or through a deed in lieu of foreclosure that is held for sale.
(6) ***Rental Properties:*** Real estate that the Company holds for use.

The Company's policy is to categorize a loan as both a Delinquent Loan and Non-Performing Loan and to begin the foreclosure process if the Company has not received payment from the borrower within 30 days of the due date. Industry standard is to categorize a loan as delinquent for the first 90 days and then to categorize the loan as non-performing after 90 days. We believe that our more aggressive policy is appropriate given that our loans have shorter maturities relative to traditional loans. This policy enables the Company to get an earlier start on the foreclosure process should the loan continue to remain delinquent (the time to foreclose on a property can range from 75 to 180 days, or longer if the borrower files bankruptcy or contests the foreclosure judicially). However, this more conservative policy does tend to generate more Non-Performing Loans that are ultimately cured.

When a loan becomes non-performing and the foreclosure process is initiated, accounting rules require the Company to continue to accrue interest monthly on the Non-Performing Loan, if the manager believes in good faith that the net proceeds from the disposition of the collateral, through foreclosure sale or otherwise, will be sufficient to recover the principal, unpaid accrued interest and foreclosure fees due. In contrast, if the manager, at any time, believes that the net proceeds from the disposition of the collateral may not be sufficient to recover the principal, unpaid accrued interest and foreclosure fees due, then accounting rules require the manager to stop accruing interest on the loan. Only this type of loan will be classified as a Non-Accruing Loan. Finally, if for whatever reason, the net proceeds from the disposition of the collateral are estimated to be insufficient to pay the principal, unpaid accrued interest and foreclosure

fees due, then the loan will be classified as an Impaired Loan. Accounting rules require that the shortfall related to an Impaired Loan be booked against the Company's allowance for loan losses.

The following table provides information associated with the Company's Delinquent, Non-Performing, Non-Accruing, Impaired and Charged Off loans:

Delinquent Loans					
As of 12/31/2020	Unpaid Principal Balance	Unpaid Accrued Interest	Estimated Value	Loan to Value	Accrual Status
Oakland, CA (Alameda)	1,280,040	62,604	1,600,000	84%	Non Performing
Oakland, CA (Alameda)	889,483	64,875	1,350,000	71%	Non Performing
Salt Lake City, UT (Salt Lake)	529,975	26,182	1,250,000	44%	Non Performing
Total	2,699,498	153,661	4,200,000		

Paid Off Delinquent Loans					
During Q4 2020	Unpaid Principal Balance	Unpaid Accrued Interest	Additional Fees Collected (2)	Charge Off (3)	Date Paid Off
Missouri City, TX (Fort Bend) (1)	168,242	8,624	3,549	-	12/29/2020
Total	168,242	8,624	3,549	-	

(1) New delinquent loan.
(2) Additional fees collected are net of additional expenses incurred.
(3) Amounts charged off are charged off against the allowance for loan losses.

During the quarter ended December 31, 2020, 1 new loan became a Delinquent Loan and subsequently paid off, no Delinquent Loans were cured and no Delinquent Loans were converted to REO assets. As of December 31, 2020, the Company had 3 Delinquent Loan totaling $2,699,498 (2.8% of total UPB), comprised of 3 accruing loans. Based on our valuation analysis as of December 31, 2020, the Company does not expect to charge off any of these loans against its allowance for loan losses.

While we are not concerned about the long-term financial impact of these Delinquent Loans on portfolio performance and do not view these loans as delinquent due to current economic conditions, we continue to analyze them as part of our ongoing process to improve our internal policies and procedures.

The following table provides information associated with the Company's Real Estate Owned and Rental Properties:

Real Estate Owned Assets					
As of 12/31/2020	Cost Basis	REO Expense (during quarter)	REO Source	Acquisition Date	Exit Strategy
Oakland, California (Alameda)	1,881,701	2,854	Foreclosure	6/1/2018	Rehab and Sell
Total	1,881,701	2,854	-		

Rental Properties					
As of 12/31/2020	Cost Basis (1)	Oper. Expense (during quarter)	Oper. Income (during quarter)	Acquisition Date	Date Converted to Held for Use
Chicago, Illinois (Cook)	311,881	11,701	7,595	5/24/2016	12/31/2018
Chicago, Illinois (Cook)	421,473	10,913	9,375	9/7/2017	4/1/2019
Total	733,355	22,614	16,970		

Sold Renetal Properties					
During Q4 2020	Cost Basis (1)	Net Proceeds	Gain (Loss) on Sale	Acquisition Date	Sale Date
Chicago, Illinois (Cook)	2,867,498	2,311,685	(555,813)	4/5/2016	11/25/2020
Chicago, Illinois (Cook)	3,334,562	2,688,217	(646,345)	4/5/2016	11/25/2020
Total	6,202,060	4,999,901	(1,202,158)		

(1) Cost basis of Rental Properties is net of accumulated depreciation.

During the quarter ended December 31, 2020, no new REO asset were acquired and no REO asset were sold. As of December 31, 2020, the Company had REO asset inventory of $1.9 million (2.1% of total assets) comprised of 1 property located in Alameda County, California. This property is ready for sale pending the issuance of a public works permit by

the City of Oakland. Based on our valuation analysis as of December 31, 2020, the Company does not expect to take a charge-off on this property.

As of December 31, 2020, the cost basis of the Company's Rental Properties was $733,355 (2.8% of total assets), comprised of two 3-unit buildings located in Cook County, Illinois. All units in both builds are currently leased. The company intends to pursue selling both buildings during 2021.

During the quarter, the Company sold two of its larger Rental Properties, including one 30-unit apartment building and one 33-unit apartment building in Cook County, Illinois, for $5.4 million, resulting in a loss $1.2 million. This loss was charged-off against the Company's allowance for loan losses. Due to operating challenges related to the COVID-19 pandemic and civil unrest in Chicago, the Company determined that managing these buildings was no longer in the best interest of the Company. The Company was able to secure one buyer for both buildings and close in 60 days. The sale proceeds have been redeployed into higher yielding Portfolio Loans with less operating challenges.

Assets acquired through or in lieu of foreclosure are initially recorded at the lower of cost or fair value less estimated costs to sell, establishing a new cost basis. After foreclosure, valuations are performed at least annually, and the real estate assets are carried at the lower of cost or fair value less estimated costs to sell. REO asset revenue and expenses from operations and changes in the valuation allowance are included in other non-interest income or expense. Costs related to the development and improvement of REO assets are capitalized.

Portfolio Loan Characteristics

Project Type. As of December 31, 2020, the percentage of unpaid principal balance categorized by project type consisted of 84% Single Family Residential Rehab (255 loans), 5% Single Family Residential New Construction (13 loans), 3% Multi-Family Residential Rehab (2 loans), 1% Multi-Family Residential New Construction (1 loan), 6% Commercial (5 loans), and no Land Entitlements (0 loans).

By comparison, as of September 30, 2020, the percentage of unpaid principal balance categorized by project type consisted of 83% Single Family Residential Rehab (226 loans), 6% Single Family Residential New Construction (15 loans), 4% Multi-Family Residential Rehab (2 loans), 1% Multi-Family Residential New Construction (2 loans), 6% Commercial (3 loans), and <1% Land Entitlements (1 loan).

By comparison, as of December 31, 2019, the percentage of unpaid principal balance categorized by project type consisted of 81% Single Family Residential Rehab (220 loans), 11% Single Family Residential New Construction (25 loans), 2% Multi-Family Residential Rehab (2 loans) and 0% Multi-Family Residential New Construction (0 loans), 6% Commercial (4 loans), and no Land Entitlements (0 loans).

It is important to point out that the Company is not seeking out land entitlement loans. These loans represent phase one of two phase construction projects on either single family or multi-family residential structures.

Geographical Distribution. As of December 31, 2020, the geographic concentration of active Portfolio Loans of 1% or more of the unpaid principal balance in any state was as follows: Arizona 1%, California 49%, Colorado 7%, Florida 1%, Maryland 1%, Missouri 1%, North Carolina 1%, Oregon 16%, Texas 7%, Utah 5%, and Washington 10%.

By comparison, as of September 30, 2020, the geographic concentration of active Portfolio Loans of 1% or more of the unpaid principal balance in any state was as follows: California 50%, Colorado 6%, Georgia 1%, Maryland 1%, North Carolina 1%, Oregon 17%, Texas 8%, Utah 3%, Virginia 1%, and Washington 10%.

By comparison, as of December 31, 2019, the geographic concentration of active Portfolio Loans of 1% or more of the unpaid principal balance in any state was as follows: Arizona 2%, California 50%, Colorado 8%, Florida 1%, Georgia 1%, Illinois 2%, Indiana 1%, Oregon 21%, South Carolina 2%, Tennessee 1%, Texas 2%, Utah 1%, Virginia 2%, and Washington 7%.

The Company believes that the benefits of geographic diversity outweigh the risks associated with managing a wide geographic distribution of borrowers and real estate collateral. Specifically, the Company evaluates and adjusts its loan program offerings to borrowers in those states that offer better investment returns per unit of risk. Some of the variables evaluated by the Company in making the decision to expand or contract in a specific geographic market include the competitive pricing pressure from competing lenders, availability of borrower projects, the margins on those borrower projects and trends in regional economic activity. In addition, the Company believes that lending in non-judicial

foreclosure states is less risky, generally, than lending in judicial foreclosure states because the amount of time and expense required to foreclose nonperforming loans in non-judicial states is less. As of December 31, 2020, September 30, 2020, December 31, 2019, the percentage of loan portfolio UPB secured by property located in non-judicial states was 99%, 99% and 94%, respectively.

Borrowers. As of December 31, 2020, the portfolio consisted of 276 active loans provided to 175 borrowers. The average number of loans per borrower was 1.6 loans. The largest borrower represented 4.5% of the unpaid principal balance ("UPB") while the top 3 borrowers represented 11.0% of UPB.

By comparison, as of September 30, 2020, the portfolio consisted of 250 active loans provided to 166 borrowers. The average number of loans per borrower was 1.5 loans. The largest borrower represented 3.5% of the UPB while the top 3 borrowers represented 9.9% of UPB.

By comparison, as of December 31, 2019, the portfolio consisted of 251 active loans provided to 166 borrowers. The average number of loans per borrower was 1.5 loans. The largest borrower represented 6.5% of the UPB while the top 3 borrowers represented 13.9% of UPB.

Portfolio Age. As of December 31, 2020, the age distribution of the 276 active Portfolio Loans was as follows: 200 loans within 0-6 months (65% of the unpaid principal balance "UPB"), 24 loans within 6-9 months (9% of UPB), 21 loans within 9-12 months (7% of UPB) and 31 loans greater than 12 months (19% of UPB).

By comparison, as of September 30, 2020, the age distribution of the 250 active Portfolio Loans was as follows: 168 loans within 0-6 months (55% of UPB), 32 loans within 6-9 months (12% of UPB), 17 loans within 9-12 months (8% of UPB) and 33 loans greater than 12 months (26% of UPB).

By comparison, as of December 31, 2019 the age distribution of the 251 active Portfolio Loans was as follows: 176 loans within 0-6 months (59% of UPB), 28 loans within 6-9 months (12% UPB), 19 loans within 9-12 months (11% of UPB) and 28 loans greater than 12 months (18% of UPB).

Portfolio Turnover. During the quarter ended December 31, 2020, the Company originated 143 new Portfolio Loans and saw 117 Portfolio Loans pay off. In addition, the Company took no deeds in lieu of foreclosure, and foreclosed on no loans during the quarter.

By comparison, during the quarter ended September 30, 2020, the Company originated 128 new Portfolio Loans and saw 110 Portfolio Loans pay off. In addition, the Company took no deeds in lieu of foreclosure, and foreclosed on no loans during the quarter.

By comparison, during the quarter ended December 31, 2019 the Company originated 106 new Portfolio Loans and saw 101 Portfolio Loans pay off. In addition, the Company took no deeds in lieu of foreclosure, and foreclosed on no loans during the quarter.

As of December 31, 2020, the Company had originated 3,226 loans since inception (April 1, 2009) of which 2,950 had paid off including 44 loans that had become REO properties through either the foreclosure or deed in lieu process, resulting in a net 276 active Portfolio Loans.

Loan Size. As of December 31, 2020, the average and median loan sizes were $333,509 and $225,000, up $10,762 and down $1,429 from the average and median loan sizes of $322,746 and $226,429 at September 30, 2020, and down $24,284 and down $23,993 from the average and median loan sizes of $357,792 and $248,993 at December 31, 2019, respectively.

Cautionary Note Regarding Forward Looking Statements

This report includes forward-looking statements within the meaning of the federal securities laws. Forward-looking statements are generally identifiable by the use of words such as "may," "should," "expects," "plans," "believes," "estimates," "predicts," "potential," and other similar words or expressions. Such statements include information concerning our plans, expectations, possible or assumed future results of operations, trends, financial results and business plans, and involve risks and uncertainties that are difficult to predict and subject to change based on various important factors, many of which are beyond our control. These and other important factors could cause actual results

to differ materially from those contained in any forward-looking statement. You should not place undue reliance on our forward-looking information and statements. The forward-looking statements included in this report are made as of the date of this report, and we do not intend, and assume no obligation, to update the forward-looking statements or to update the reasons why actual results could differ from those projected in the forward-looking statements. All forward-looking statements contained in this report are expressly qualified by these cautionary statements. Statements other than statements of historical fact are forward-looking statements

The historical results described in this report with respect to previous mortgage lending are historical only, and were influenced by available opportunities, diverse market conditions and other factors beyond the control of the Company. Any projections made in this report are based on historical examples and the Company's estimates of future conditions. There is no assurance that lending opportunities experienced in the past will occur in the future, that market conditions will be as favorable to the Company as they have been in the past, or that investors will enjoy returns on their investment comparable to those enjoyed by them or by others with respect to their participation in other investments sponsored by the Manager. The actual results experienced by the Company will differ, and such variation is likely to be material.

About Iron Bridge Mortgage Fund, LLC

Iron Bridge Mortgage Fund, LLC was formed in 2009 as an Oregon limited liability company for the purpose of making loans to real estate investors to finance the ownership, entitlement, development or rehabilitation of residential and commercial real estate throughout the United States. The Company is managed by Iron Bridge Management Group, LLC, an Oregon limited liability company, which is owned by Gerard Stascausky and operated by Gerard Stascausky and Sarah Gragg Stascausky. Gerard Stascausky and Sarah Gragg Stascausky combined bring to the Company over 20 years of investment banking experience and have been working in the distressed real estate investment industry since 2004.

The Company's primary business is to provide commercial purpose loans for the acquisition and rehabilitation of distressed residential and commercial real estate as well as to provide opportunistic financing for real estate development and construction. The Company's primary source of funding is private equity, private debt and bank borrowings. The commercial purpose loans extended by the Company are based upon underwriting criteria the Manager has found to be successful in the past.

The Company primarily originates and structures its own loans, with such loans being secured by first lien deeds of trust or mortgages. However, the Company may also take title to properties (either directly or through a wholly owned subsidiary) to facilitate prompt acquisitions from trustees at auction, pre-foreclosure acquisitions from defaulting borrowers, or any other real estate acquisition in which the Company believes taking title to the property is in the best interest of the Company. The wholly owned subsidiary may provide the Company a level of liability protection on owned assets, while preserving the Company's economic interests.

For more information visit our website: www.ironbridgelending.com

IRON BRIDGE MORTGAGE FUND

AVERAGE BALANCES AND YIELDS

	For the Three Months Ended								
	December 31, 2020			September 30, 2020			December 31, 2019		
	Average Balance (1)	Interest (2)	Average Yield	Average Balance (1)	Interest (2)	Average Yield	Average Balance (1)	Interest (2)	Average Yield
Interest-earning assets									
Bank deposits	$ 688,546	-	-	$ 752,921	-	-	$ 667,855	-	-
Portfolio loans	87,920,807	$ 2,779,080	12.575%	80,252,873	$ 2,558,332	12.682%	89,691,919	$ 2,929,355	12.958%
Total interest-earning assets	88,609,353	2,779,080	12.477%	81,005,794	2,558,332	12.564%	90,359,775	2,929,355	12.862%
Allowance for loan losses	(881,483)			(1,488,486)			(942,580)		
Non-interest earning assets (3)	5,918,254			9,426,045			8,813,543		
Total Assets	93,646,124			88,943,354			98,230,738		
Interest-bearing liabilities									
Junior Notes	23,996,245	401,301	6.653%	23,765,970	419,323	7.019%	24,864,262	438,702	7.000%
Senior Notes	25,298,379	369,070	5.804%	24,659,954	372,870	6.015%	19,963,680	301,918	6.000%
Bank Borrowings	20,578,256	249,797	4.829%	17,372,457	210,882	4.829%	32,033,639	405,826	5.026%
Total interest-bearing liabilities	69,872,880	1,020,168	5.808%	65,798,381	1,003,075	6.065%	76,861,581	1,146,446	5.918%
Non-interest bearing liabilities (4)	2,190,362			1,765,214			605,041		
Shareholders' equity	21,582,882			21,379,759			20,764,116		
Total liabilities and shareholders' equity	$ 93,646,124			$ 88,943,354			$ 98,230,738		
Net interest income		$ 1,758,912			$ 1,555,257			$ 1,782,909	
Net Interest rate spread (5)			6.669%			6.499%			6.944%
Net interest margin (6)			7.897%			7.638%			7.828%
Ratio of interest-earning assets to interest bearing liabilities			1.27			1.23			1.18

IRON BRIDGE MORTGAGE FUND

BALANCE SHEET

	Dec 31, 2018	Mar 31, 2019	June 30, 2019	Sep 30, 2019	Dec 31, 2019	Mar 31, 2020	June 30, 2020	Sep 30, 2020	Dec 31, 2020
Assets									
Cash and cash equivalents	$ 588,576	$ 656,628	$ 538,533	$ 633,764	$ 880,205	$ 643,444	$ 721,249	$ 1,105,132	$ 424,361
Mortgage interest receivable	705,950	694,492	623,057	726,897	811,812	767,435	748,074	730,014	847,165
Mortgage loans receivable, net	67,316,102	66,905,074	71,053,233	86,840,963	88,122,933	85,393,605	78,195,144	78,729,145	90,908,308
Real estate held for sale	3,315,361	2,876,573	2,161,624	2,340,802	1,776,281	3,280,820	3,210,162	1,839,487	1,881,701
Rental property, net	6,414,813	6,549,528	7,087,303	7,096,340	7,111,371	7,084,524	7,038,692	6,972,937	733,355
Total assets	$ 78,340,802	$ 77,682,295	$ 81,463,750	$ 97,638,766	$ 98,702,602	$ 97,169,828	$ 89,913,321	$ 89,376,715	$ 94,794,890
Liabilities									
Accounts payable and other accrued liabilities	$ 34,196	$ (8,954)	$ 20,172	$ 44,199	$ 76,918	$ 43,212	$ 124,458	$ 113,591	$ 107,417
Servicer fees payable	181,531	177,072	176,796	211,718	230,750	219,517	203,026	209,745	232,400
Incentive fees payable	40,630	42,120	35,783	34,821	39,684	7,595	7,616	8,297	873
Interest payable	350,453	335,674	313,847	370,771	377,506	362,880	334,188	338,264	319,363
Notes payable - junior notes	28,386,836	28,836,841	24,746,610	24,394,658	24,924,078	24,212,349	23,446,138	24,066,270	23,843,628
Notes payable - senior notes	8,066,007	9,577,358	17,346,712	18,045,900	20,914,989	22,323,988	24,862,216	24,716,383	24,229,442
Line of credit, net	20,778,689	18,288,904	18,213,863	33,550,321	30,548,052	28,705,380	18,439,699	16,410,657	22,201,226
Deferred interest	178,348	197,974	196,801	346,659	407,599	269,528	1,106,146	1,798,196	2,135,113
Total liabilities	58,016,690	57,446,989	61,050,584	76,999,047	77,519,576	76,144,449	68,523,487	67,661,403	73,069,462
Members' equity	20,324,112	20,235,306	20,413,166	20,639,719	21,183,026	21,025,379	21,389,834	21,715,312	21,725,428
Total liabilities and members' equity	$ 78,340,802	$ 77,682,295	$ 81,463,750	$ 97,638,766	$ 98,702,602	$ 97,169,828	$ 89,913,321	$ 89,376,715	$ 94,794,890

Footnotes

The amounts provided in the financial statements through December 31, 2019 represent audited financial statements. The amounts provided in the financial statements for fiscal year 2020 have not been audited. Audited financial statements for the fiscal year 2019 will be available during the first quarter of 2021.

IRON BRIDGE MORTGAGE FUND

INCOME STATEMENT

	2018	Jan - Mar 19	Apr - Jun 19	Jul - Sep 19	Oct - Dec 19	2019	Jan - Mar 20	Apr - Jun 20	Jul - Sep 20	Oct - Dec 20	2020
Revenues											
Mortgage interest income	$ 10,180,734	$ 2,379,060	$ 2,288,780	$ 2,676,435	$ 2,929,355	$ 10,273,630	$ 2,750,479	$ 2,683,433	$ 2,558,332	$ 2,779,080	$ 10,771,324
year / year %	-6.1%	0.9%	-6.9%	-0.2%	9.1%	0.9%	15.6%	17.2%	-4.4%	-5.1%	4.8%
quarter / quarter %	na	-11.4%	-3.8%	16.9%	9.4%	na	-6.1%	-2.4%	-4.7%	8.6%	na
Rental property income	123,333	104,353	132,380	154,612	172,021	563,366	179,597	165,218	160,971	115,058	620,844
year / year %	na	na	na	249.6%	185.3%	356.8%	72.1%	24.8%	4.1%	-33.1%	10.2%
quarter / quarter %	na	73.1%	26.9%	16.8%	11.3%	na	4.4%	-8.0%	-2.6%	-28.5%	na
Other income	625,008	105,942	432,620	160,764	26,157	725,483	86,903	28,894	475,634	1,253,267	1,844,698
year / year %	-18.8%	-44.7%	186.6%	20.9%	-82.5%	16.1%	-18.0%	-93.3%	195.9%	4691.3%	154.3%
quarter / quarter %	na	-29.2%	308.4%	-62.8%	-83.7%	na	232.2%	-66.8%	1546.1%	163.5%	na
Total revenues	10,929,075	2,589,355	2,853,780	2,991,811	3,127,533	11,562,479	3,016,979	2,877,545	3,194,937	4,147,405	13,236,866
year / year %	-5.9%	1.2%	9.0%	4.6%	8.1%	5.8%	16.5%	0.8%	6.8%	32.6%	14.5%
quarter / quarter %	na	-10.5%	10.2%	4.8%	4.5%	na	-3.5%	-4.6%	11.0%	29.8%	na
Operating expenses											
Interest expense	3,966,099	1,019,744	964,617	1,084,391	1,146,446	4,215,198	1,089,206	1,062,123	1,003,075	1,020,168	4,174,572
year / year %	-4.9%	14.3%	6.9%	2.4%	3.0%	6.3%	6.8%	10.1%	-7.5%	-11.0%	-1.0%
quarter / quarter %	na	-8.4%	-5.4%	12.4%	5.7%	na	-5.0%	-2.5%	-5.6%	1.7%	na
Servicer fees	2,117,918	524,332	517,564	619,665	690,058	2,351,619	653,993	646,508	617,964	676,672	2,595,137
year / year %	-0.4%	5.1%	5.1%	11.0%	21.5%	11.0%	24.7%	24.9%	-0.3%	-1.9%	10.4%
quarter / quarter %	na	-7.7%	-1.3%	19.7%	11.4%	na	-5.2%	-1.1%	-4.4%	9.5%	na
Incentive fees	805,848	93,433	92,246	104,516	106,539	396,734	54,901	23,689	25,217	8,884	112,691
year / year %	-11.4%	-61.0%	-56.6%	-46.5%	-32.7%	-50.8%	-41.2%	-74.3%	-75.9%	-91.7%	-71.6%
quarter / quarter %	na	-41.0%	-1.3%	13.3%	1.9%	na	-48.5%	-56.9%	6.5%	-64.8%	na
Provision for losses on loans	90,275	30,000	414,485	165,430	166,467	776,382	281,754	261,816	219,008	308,413	1,070,991
year / year %	59.1%	na	na	372.7%	267.7%	760.0%	839.2%	na	32.4%	85.3%	37.9%
quarter / quarter %	na	-33.7%	na	-60.1%	0.6%	na	69.3%	na	-16.4%	40.8%	na
Professional fees	405,165	69,466	73,747	67,183	57,958	268,354	57,296	54,511	62,673	106,285	280,765
year / year %	30.5%	-47.7%	-32.7%	-21.1%	-25.3%	-33.8%	-17.5%	-26.1%	-6.7%	83.4%	4.6%
quarter / quarter %	na	-10.5%	6.2%	-8.9%	-13.7%	na	-1.1%	-4.9%	15.0%	69.6%	na
Real estate owned holding costs	221,778	83,672	85,872	91,146	176,047	436,737	189,119	150,691	167,053	155,318	662,181
year / year %	-33.6%	192.5%	89.9%	-0.4%	211.7%	96.9%	126.0%	75.5%	83.3%	-11.8%	51.6%
quarter / quarter %	na	48.1%	2.6%	6.1%	93.1%	na	7.4%	-20.3%	10.9%	-7.0%	na
Other	420,329	155,995	102,103	102,925	126,678	487,701	94,976	125,867	112,412	111,379	444,634
year / year %	-28.6%	42.8%	-10.9%	1.1%	33.9%	16.0%	-39.1%	23.3%	9.2%	-12.1%	-8.8%
quarter / quarter %	na	64.8%	-34.5%	0.8%	23.1%	na	-25.0%	32.5%	-10.7%	-0.9%	na
Total operating expenses	8,027,412	1,976,642	2,250,634	2,235,256	2,470,193	8,932,725	2,421,245	2,325,205	2,207,402	2,387,119	9,340,971
year / year %	-5.5%	4.0%	19.3%	5.1%	16.9%	11.3%	22.5%	3.3%	-1.2%	-3.4%	4.6%
quarter / quarter %	na	-6.5%	13.9%	-0.7%	10.5%	na	-2.0%	-4.0%	-5.1%	8.1%	na
Operating Margin	26.5%	23.7%	21.1%	25.3%	21.0%	22.7%	19.7%	19.2%	30.9%	42.4%	29.4%
Other income (expense)											
Gain (loss) on sale of real estate owned	(12,160)	(14,548)	11,675	(115,253)	-	(118,126)	-	4,531	(408,464)	(1,202,158)	(1,606,091)
Total other income (expense)	(12,160)	(14,548)	11,675	(115,253)	-	(118,126)	-	4,531	(408,464)	(1,202,158)	(1,606,091)
Income before income tax and LLC fees	2,889,503	598,165	614,821	641,302	657,340	2,511,628	595,734	556,871	579,071	558,128	2,289,804
Income tax and LLC fees	8,517	283	8,304	100	1,167	9,854	2,920	597	8,453	327	12,297
Net income	$ 2,880,986	$ 597,882	$ 606,517	$ 641,202	$ 656,173	$ 2,501,774	$ 592,814	$ 556,274	$ 570,618	$ 557,801	$ 2,277,507
year / year %	-0.6%	-20.9%	-16.1%	-11.4%	-3.3%	-13.2%	-0.8%	-8.3%	-11.0%	-15.0%	-9.0%
quarter / quarter %	na	-11.9%	1.4%	5.7%	2.3%	na	-9.7%	-6.2%	2.6%	-2.2%	na
Net Margin	26.4%	23.1%	21.3%	21.4%	21.0%	21.6%	19.6%	19.3%	17.9%	13.4%	17.2%

Footnotes

The amounts provided in the financial statements through December 31, 2019 represent audited financial statements. The amounts provided in the financial statements for fiscal year 2020 have not been audited. Audited financial statements for the fiscal year 2020 will be available during the first quarter of 2021.

IRON BRIDGE MORTGAGE FUND LLC
PORTFOLIO ANALYTICS

CAPITALIZATION	1Q19	2Q19	3Q19	4Q19	1Q20	2Q20	3Q20	4Q20
Total Assets	$ 77,682,295	$ 81,463,750	$ 97,638,766	$ 98,702,602	$ 97,317,053	$ 90,050,606	$ 89,493,227	$ 94,794,890
Bank Borrowings (1)	$ 18,288,904	$ 18,213,863	$ 33,550,321	$ 30,548,052	$ 28,705,380	$ 18,439,699	$ 16,410,657	$ 22,201,226
Senior Notes	$ 9,577,358	$ 17,346,712	$ 18,045,900	$ 20,914,989	$ 22,323,988	$ 24,862,216	$ 24,716,383	$ 24,229,442
Junior Notes	$ 28,836,841	$ 24,746,610	$ 24,394,658	$ 24,924,078	$ 24,212,349	$ 23,446,138	$ 24,066,270	$ 23,843,628
Equity	$ 20,235,306	$ 20,413,166	$ 20,639,719	$ 21,183,026	$ 21,025,379	$ 21,389,834	$ 21,715,312	$ 21,725,428
Maximum Debt Covenant Calculation (2)	73.0%	74.0%	77.8%	77.4%	77.3%	74.1%	72.8%	74.1%

PORTFOLIO YIELD	1Q19	2Q19	3Q19	4Q19	1Q20	2Q20	3Q20	4Q20
Interest Coverage - Bank Borrowings	8.0 X	12.1 X	8.5 X	7.7 X	9.2 X	9.6 X	15.2 X	16.6 X
Cummulative Interest Coverage - Sr. Notes	5.7 X	6.7 X	4.8 X	4.4 X	4.6 X	4.4 X	5.5 X	6.7 X
Cummulative Interest Coverage - Jr. Notes	2.5 X	3.0 X	2.8 X	2.7 X	2.8 X	2.7 X	3.2 X	4.1 X
Average Portfolio Leverage (QTR)	74.1%	73.5%	76.7%	78.2%	77.3%	76.5%	74.0%	74.6%
Weighted Average Portfolio Yield (QTR) (3)	13.856%	13.508%	13.177%	12.958%	12.876%	12.852%	12.821%	12.575%
Weighted Average Yield - New Originations (QTR) (3)	13.142%	12.844%	12.252%	12.399%	12.013%	11.874%	12.248%	12.280%

AVERAGE DAILY BALANCES	1Q19	2Q19	3Q19	4Q19	1Q20	2Q20	3Q20	4Q20
Average Portfolio Loans (UPB) (QTR)	$ 69,634,093	$ 67,962,458	$ 80,585,239	$ 89,691,919	$ 85,914,791	$ 84,906,768	$ 83,470,851	$ 87,920,807
Average Cash (QTR)	$ 626,928	$ 572,862	$ 691,726	$ 667,855	$ 743,704	$ 451,421	$ 753,811	$ 688,546
Average Cash Utilization (QTR) (4)	99.1%	99.2%	99.1%	99.3%	99.1%	99.5%	99.1%	99.2%
Average LOC Daily Balance	$ 20,904,896	$ 16,369,083	$ 25,787,738	$ 32,033,639	$ 26,885,603	$ 25,030,971	$ 17,372,457	$ 20,578,256
Avg LOC Utilization	52.3%	40.9%	64.5%	80.1%	67.2%	62.6%	43.4%	51.4%

PORTFOLIO TURNOVER	1Q19	2Q19	3Q19	4Q19	1Q20	2Q20	3Q20	4Q20
Loans Originated (QTR)	69	95	121	106	104	94	128	143
Loans Paid Off (QTR)	65	80	79	101	100	115	110	117
New REO Assets / Deeds in Lieu	0	1	1	0	2	0	0	0
Portfolio Loans	191	205	246	251	253	232	250	276
Total Historical Payoffs	2,244	2,325	2,405	2,506	2,608	2,723	2,833	2,950
Total Historical Originations, #	2,435	2,530	2,651	2,757	2,861	2,955	3,083	3,226
Total Historical Originations, $	$ 680,923,418	$ 710,721,761	$ 749,827,339	$ 782,106,336	$ 811,609,881	$ 838,936,787	$ 876,647,444	$ 924,454,757

LOAN SIZE (UPB)	1Q19	2Q19	3Q19	4Q19	1Q20	2Q20	3Q20	4Q20
Portfolio Loans (UPB)	$ 68,254,220	$ 72,543,633	$ 88,484,550	$ 89,805,878	$ 87,316,244	$ 80,276,444	$ 80,686,606	$ 92,048,404
Average Loan Size	$ 357,352	$ 353,871	$ 359,693	$ 357,792	$ 345,123	$ 346,019	$ 322,746	$ 333,509
Median Loan Size	$ 236,637	$ 227,146	$ 250,211	$ 248,993	$ 227,200	$ 231,550	$ 226,429	$ 225,000
TTM Average Loan Size	$ 344,484	$ 355,036	$ 359,428	$ 357,177	$ 354,120	$ 352,157	$ 342,920	$ 336,849
$0-$100,000	18	21	27	29	26	24	26	32
$100,001-$200,000	57	58	67	71	80	66	82	91
$200,001-$300,000	39	49	52	47	50	64	67	62
$300,001-$500,000	36	39	51	54	53	44	40	44
$500,001-$1,000,000	33	29	37	39	32	22	25	37
$1,000,000-$1,500,000	5	5	7	7	7	7	5	5
$1,500,000-$2,000,000	1	2	3	1	1	1	2	3
$2,000,000-$2,500,000	1	1	1	2	2	1	2	2
$2,500,000-$3,000,000	1	1	1	1	2	3	1	0
$3,000,000+	0	0	0	0	0	0	0	0

(1) Bank debt and total assets are net of line of credit origination fees.

(2) Maximum Debt Covenant may not exceed 80% and is calculated as the aggregate amount of debt provided by the Junior Notes, Senior Notes and Bank Borrowings divened by total assets.

(3) Weighted average portfolio yield equals the gross annualized yield for each loan in the portfolio weighted by its unpaid principal balance (UPB).

(4) Average cash utilization is calculated using the average daily cash balance and average daily UPB.

Notes: All values shown are as of period end unless designated as during the quarter "(QTR)". "(UPB)" is the aggregate unpaid principal balance.

LOAN PERFORMANCE	1Q19	2Q19	3Q19	4Q19	1Q20	2Q20	3Q20	4Q20
Performing Loans	188	201	242	246	252	229	247	273
New Delinquent Loans	1	4	1	2	0	2	1	1
Total Delinquent Loans	3	4	4	5	1	3	3	3
Total Historical Delinquent Loans	139	143	144	146	146	148	149	150
Performing Loans (UPB)	$ 65,484,342	$ 70,870,060	$ 86,572,671	$ 86,932,085	$ 86,929,287	$ 77,911,896	$ 77,988,378	$ 89,348,906
Total Delinquent (UPB)	$ 2,769,878	$ 1,673,573	$ 1,911,879	$ 2,873,793	$ 386,957	$ 2,364,548	$ 2,698,228	$ 2,699,498
Non-Performing Loans (UPB)	$ 1,489,984	$ 392,527	$ 505,484	$ 1,079,550	$ -	$ 1,976,976	$ 2,698,228	$ 2,699,498
Non-Accruing Loans (UPB)	$ 1,279,894	$ 1,281,046	$ 1,406,395	$ 1,794,243	$ 386,957	$ 387,572	$ -	$ -
Provision for Loan Losses (QTR)	$ 30,000	$ 414,485	$ 165,430	$ 166,466	$ 281,754	$ 261,816	$ 219,071	$ 308,413
Loan Charge Offs (QTR)	$ (59,589)	$ (318,382)	$ (115,253)	$ (53,437)	$ -	$ -	$ (408,464)	$ (1,202,158)
Allowance for loan losses	$ 786,358	$ 882,461	$ 932,639	$ 1,045,668	$ 1,327,421	$ 1,589,237	$ 1,399,781	$ 506,036
% UPB	1.2%	1.2%	1.1%	1.2%	1.5%	2.0%	1.7%	0.5%
Total Historical Charge Offs vs Total Originations	0.086%	0.127%	0.136%	0.137%	0.132%	0.128%	0.169%	0.290%
Loan Fee Income, Net (QTR)	$ 32,028	$ 72,276	$ 17,533	$ (3,032)	$ 46,728	$ 1,362	$ 38,206	$ 29,327
Delinquent Loan Detail								
Total Non-Performing Loans	2	3	2	2	0	2	3	3
Total Non-Accuring Loans	1	1	2	3	1	1	0	0
Total Impaired Loans	0	0	0	0	0	0	0	0
% of Total (# of Loans)								
Performing	98.4%	98.0%	98.4%	98.0%	99.6%	98.7%	98.8%	98.9%
Total Delinquent	1.6%	2.0%	1.6%	2.0%	0.4%	1.3%	1.2%	1.1%
Non-Performing	1.0%	1.5%	0.8%	0.8%	0.0%	0.9%	1.2%	1.1%
Non Accruing	0.5%	0.5%	0.8%	1.2%	0.4%	0.4%	0.0%	0.0%
% of Total UPB								
Performing	95.9%	97.7%	97.8%	96.8%	99.6%	97.1%	96.7%	97.1%
Total Delinquent	4.1%	2.3%	2.2%	3.2%	0.4%	2.9%	3.3%	2.9%
Non-Performing	2.2%	0.5%	0.6%	1.2%	0.0%	2.5%	3.3%	2.9%
Non Accruing	1.9%	1.8%	1.6%	2.0%	0.4%	0.5%	0.0%	0.0%
% of Total Asset								
Performing	84.3%	87.0%	88.7%	88.1%	89.3%	86.5%	87.1%	94.3%
Total Delinquent	3.6%	2.1%	2.0%	2.9%	0.4%	2.6%	3.0%	2.8%
Non-Performing	1.9%	0.5%	0.5%	1.1%	0.0%	2.2%	3.0%	2.8%
Non Accruing	1.6%	1.6%	1.4%	1.8%	0.4%	0.4%	0.0%	0.0%

REO ASSETS	1Q19	2Q19	3Q19	4Q19	1Q20	2Q20	3Q20	4Q20
New REO Assets (QTR)	0	1	1	0	2	0	0	0
Sold REO Assets (QTR)	1	3	1	1	0	1	1	0
REO Assets Converted to Rental Properties	0	1	0	0	0	0	0	0
Total REO Assets (#)	5	2	2	1	3	2	1	1
Total REO Assets ($)	$ 2,876,573	$ 2,161,624	$ 2,340,802	$ 1,776,281	$ 3,280,820	$ 3,210,162	$ 1,839,487	$ 1,881,701
% of Total Assets	3.7%	2.7%	2.4%	1.8%	3.4%	3.6%	2.1%	2.0%
Total Historical REO Properties	40	41	42	42	44	44	44	44
Historical Foreclosures Reverted to Lender	27	28	29	29	31	31	31	31
Historical Deeds-in-Lieu of Foreclosure	13	13	13	13	13	13	13	13

RENTAL PROPERTIES	1Q19	2Q19	3Q19	4Q19	1Q20	2Q20	3Q20	4Q20
New Rental Properties (QTR)	0	1	0	0	0	0	0	0
Sold Rental Properties (QTR)	0	0	0	0	0	0	0	0
Total Rental Properties (#)	3	4	4	4	4	4	4	2
Total Rental Properties ($)	$ 6,549,528	$ 7,087,303	$ 7,096,340	$ 7,111,371	$ 7,084,524	$ 7,038,692	$ 6,972,937	$ 733,355

Notes: All values shown are as of period end unless designated as during the quarter "(QTR)". "(UPB)" is the aggregate unpaid principal balance.

PORTFOLIO AGE	1Q19	2Q19	3Q19	4Q19	1Q20	2Q20	3Q20	4Q20
# of Loans								
00-06 months	114	143	172	176	168	146	168	200
06-09 months	25	18	32	28	46	30	32	24
09-12 months	23	12	9	19	12	26	17	21
12+ months	29	32	33	28	27	30	33	31
% of Total (# of Loans)								
00-06 months	60%	70%	70%	70%	66%	63%	67%	72%
06-09 months	13%	9%	13%	11%	18%	13%	13%	9%
09-12 months	12%	6%	4%	8%	5%	11%	7%	8%
12+ months	15%	15%	13%	11%	11%	13%	13%	11%
Unpaid Principal Balance								
00-06 months	$ 35,505,262	$ 45,872,055	$ 52,042,872	$ 53,167,479	$ 45,968,198	$ 38,348,257	$ 44,258,044	$ 59,589,523
06-09 months	$ 10,301,916	$ 7,029,326	$ 15,097,863	$ 10,600,733	$ 16,566,596	$ 9,098,664	$ 9,361,350	$ 8,411,250
09-12 months	$ 11,520,246	$ 6,227,050	$ 4,338,255	$ 9,784,634	$ 7,551,089	$ 11,018,243	$ 6,069,021	$ 6,304,957
12+ months	$ 10,926,796	$ 13,415,202	$ 17,005,561	$ 16,253,032	$ 17,230,360	$ 21,811,280	$ 20,998,191	$ 17,742,675
% of Total (UPB)								
00-06 months	52%	63%	59%	59%	53%	48%	55%	65%
06-09 months	15%	10%	17%	12%	19%	11%	12%	9%
09-12 months	17%	9%	5%	11%	9%	14%	8%	7%
12+ months	16%	18%	19%	18%	20%	27%	26%	19%

PORTFOLIO LTV	1Q19	2Q19	3Q19	4Q19	1Q20	2Q20	3Q20	4Q20
Active Loans (UPB)								
Unpaid Principal Balance (UPB)	$ 68,254,220	$ 72,543,633	$ 88,484,550	$ 89,805,878	$ 87,316,244	$ 80,276,444	$ 80,686,606	$ 92,048,404
Undispersed Construction Loan Balance (5)	$ 9,796,486	$ 10,183,256	$ 10,622,926	$ 9,902,260	$ 9,652,563	$ 8,826,235	$ 9,918,419	$ 10,101,465
Est. After Repair Value ($)	$ 118,689,600	$ 127,174,600	$ 150,983,600	$ 155,001,000	$ 152,191,000	$ 137,713,000	$ 140,362,000	$ 158,951,000
Loan-to-Value (Fully Funded) (6)	66%	65%	66%	64%	64%	65%	65%	64%
Paid Off Loans (UPB) (QTR)								
Unpaid Principal Balance (UPB)	$ 23,960,981	$ 24,874,495	$ 23,316,276	$ 30,687,115	$ 29,373,809	$ 34,719,152	$ 36,340,762	$ 35,114,799
Average Loan Size (UPB)	$ 368,630	$ 310,931	$ 295,143	$ 303,833	$ 293,738	$ 301,906	$ 330,371	$ 300,126
Average Loan Size (UPB, Trailing 12 Months)	$ 310,961	$ 314,971	$ 319,776	$ 319,634	$ 300,911	$ 298,655	$ 307,462	$ 306,535
Properties Sold - Retail (QTR) (7)								
Unpaid Principal Balance (UPB)	$ 18,915,694	$ 20,609,389	$ 17,220,565	$ 25,171,170	$ 23,035,904	$ 25,215,157	$ 27,194,998	$ 27,319,082
Original "After Repair" Loan to Value	67%	68%	63%	67%	62%	63%	68%	66%
Actual Sale Price	$ 30,007,600	$ 32,208,000	$ 28,500,531	$ 39,107,250	$ 37,289,950	$ 41,543,215	$ 43,384,929	$ 45,324,764
Actual Loan-to-Sales Price (LTV)	63%	64%	60%	64%	62%	61%	63%	60%
Properties Sold (# of Loans)	49	64	63	79	73	86	84	97
Refinanced Loans & Wholesaled Properties (QTR) (7)								
Unpaid Principal Balance (UPB)	$ 5,045,288	$ 4,265,106	$ 6,095,712	$ 5,515,946	$ 6,337,905	$ 9,503,995	$ 9,145,764	$ 7,795,717
Loans Refinanced & Wholesaled (# of Loans)	16	17	16	22	27	29	26	20

BORROWER CONCENTRATION	1Q19	2Q19	3Q19	4Q19	1Q20	2Q20	3Q20	4Q20
Portfolio Borrowers	132	145	162	166	162	160	166	175
Avg. Loans / Borrower	1.4	1.4	1.5	1.5	1.6	1.5	1.5	1.6
Avg. % of Portfolio UPB per Borrower	0.8%	0.7%	0.6%	0.6%	0.6%	0.6%	0.6%	0.6%
Top Borrower (% of UPB)	9.4%	8.7%	7.4%	6.5%	6.7%	5.2%	3.5%	4.5%
Top 3 Borrowers (% of UPB)	19.8%	17.3%	15.2%	13.9%	13.5%	11.7%	9.9%	11.0%

(5) Undispersed Construction Loan Balance is comprised of construction funds that have been approved but not yet dispersed.

(6) Estimated Loan-to-Value assumes all loans are fully funded and improvements to real estate have been completed. Value is based on After Repair Value (ARV).

(7) Prior to 2014, loans that were paid off through a refinance (property not sold) were included in paid off loans using our ARV quicksale estimate as the sales price. As of

Notes: All values shown are as of period end unless designated as during the quarter "(QTR)". "(UPB)" is the aggregate unpaid principal balance.

PROJECT TYPE	1Q19	2Q19	3Q19	4Q19	1Q20	2Q20	3Q20	4Q20
# of Loans								
SFR - Rehab	165	176	211	220	224	207	226	255
SFR - New Construction	22	26	31	25	22	17	15	13
MFR - Rehab (8)	1	1	2	2	2	2	2	2
MFR - New Construction	2	1	0	0	1	2	2	1
Commercial	1	1	2	4	4	3	3	5
Land Entitlements	0	0	0	0	0	1	2	0
% of UPB								
SFR - Rehab	81%	80%	79%	81%	81%	81%	83%	84%
SFR - New Construction	12%	14%	14%	11%	9%	8%	6%	5%
MFR - Rehab	2%	1%	2%	2%	3%	4%	4%	3%
MFR - New Construction	1%	1%	0%	0%	1%	1%	1%	1%
Commerical	4%	3%	5%	6%	6%	6%	5%	6%
Land Entitlements	0%	0%	0%	0%	0%	<1%	<1%	0%

COLLATERAL GEOGRAPHY	1Q19	2Q19	3Q19	4Q19	1Q20	2Q20	3Q20	4Q20
ARIZONA								
# of Active Loans (EOQ)	—	4	6	8	4	2	1	2
% of Total UPB	—	1%	1%	2%	1%	1%	<1%	1%
# of Paid Off Loans (QTR)	—	—	1	2	5	4	2	—
% of Paid Off UPB	—	—	<1%	1%	4%	3%	1%	—
CALIFORNIA								
# of Active Loans	58	57	78	85	78	75	88	87
% of Total UPB	46%	44%	49%	50%	47%	49%	50%	49%
# of Paid Off Loans (QTR)	18	24	22	25	29	37	31	37
% of Paid Off UPB	53%	44%	39%	38%	40%	43%	43%	43%
COLORADO								
# of Active Loans	18	17	19	13	15	12	14	16
% of Total UPB	12%	11%	10%	8%	8%	7%	6%	7%
# of Paid Off Loans (QTR)	3	5	5	11	3	8	5	7
% of Paid Off UPB	6%	9%	9%	13%	9%	10%	8%	7%
CONNECTICUT								
# of Active Loans	1	—	—	—	—	—	—	—
% of Total UPB	<1%	—	—	—	—	—	—	—
# of Paid Off Loans (QTR)	—	1	—	—	—	—	—	—
% of Paid Off UPB	—	1%	—	—	—	—	—	—
D.C - Washington								
# of Active Loans	—	—	—	—	—	—	—	1
% of Total UPB	—	—	—	—	—	—	—	<1%
# of Paid Off Loans (QTR)	—	—	—	—	—	—	—	—
% of Paid Off UPB	—	—	—	—	—	—	—	—
FLORIDA								
# of Active Loans	3	1	2	2	1	—	1	3
% of Total UPB	1%	<1%	1%	1%	<1%	—	<1%	1%
# of Paid Off Loans (QTR)	1	2	1	—	2	1	1	—
% of Paid Off UPB	5%	1%	1%	—	2%	1%	1%	—
GEORGIA								
# of Active Loans	4	5	6	6	4	4	4	3
% of Total UPB	1%	1%	1%	1%	1%	1%	1%	<1%
# of Paid Off Loans (QTR)	—	2	1	3	5	1	1	4
% of Paid Off UPB	—	1%	<1%	1%	2%	<1%	<1%	1%

(8) Multi family residential is defined as consisting of 5 or more re

Notes: All values shown are as of period end unless designated as during the quarter "(QTR)". "(UPB)" is the aggregate unpaid principal balance.

COLLATERAL GEOGRAPHY	1Q19	2Q19	3Q19	4Q19	1Q20	2Q20	3Q20	4Q20
ILLINOIS								
# of Active Loans	16	12	8	6	4	3	2	2
% of Total UPB	5%	4%	3%	2%	1%	1%	<1%	<1%
# of Paid Off Loans (QTR)	7	4	4	2	—	1	2	—
% of Paid Off UPB	4%	2%	2%	3%	—	1%	1%	—
INDIANA								
# of Active Loans	2	5	12	12	9	7	3	1
% of Total UPB	<1%	1%	2%	1%	1%	1%	<1%	<1%
# of Paid Off Loans (QTR)	1	—	1	3	5	2	4	2
% of Paid Off UPB	<1%	—	<1%	2%	2%	1%	2%	1%
LOUISIANA								
# of Active Loans (EOQ)	1	1	—	—	—	—	—	—
% of Total UPB	<1%	<1%	—	—	—	—	—	—
# of Paid Off Loans (QTR)	1	—	1	—	—	—	—	—
% of Paid Off UPB	<1%	—	1%	—	—	—	—	—
MARYLAND								
# of Active Loans (EOQ)	—	—	—	1	4	3	4	9
% of Total UPB	—	—	—	<1%	1%	1%	1%	1%
# of Paid Off Loans (QTR)	—	—	—	—	—	1	3	2
% of Paid Off UPB	—	—	—	—	—	1%	2%	1%
MISSOURI								
# of Active Loans	—	2	2	2	1	2	4	8
% of Total UPB	—	<1%	<1%	<1%	<1%	<1%	<1%	1%
# of Paid Off Loans (QTR)	1	1	—	—	2	—	—	3
% of Paid Off UPB	<1%	<1%	—	—	1%	—	—	1%
NEW JERSEY								
# of Active Loans	1	1	1	1	—	—	—	—
% of Total UPB	<1%	<1%	<1%	<1%	—	—	—	—
# of Paid Off Loans (QTR)	2	—	—	—	1	—	—	—
% of Paid Off UPB	1%	—	—	—	<1%	—	—	—
NEW MEXICO								
# of Active Loans	—	—	—	—	1	1	1	1
% of Total UPB	—	—	—	—	<1%	<1%	<1%	<1%
# of Paid Off Loans (QTR)	—	—	—	—	—	—	—	—
% of Paid Off UPB	—	—	—	—	—	—	—	—
NORTH CAROLINA								
# of Active Loans	3	3	3	1	2	9	9	7
% of Total UPB	<1%	1%	<1%	<1%	<1%	1%	1%	1%
# of Paid Off Loans (QTR)	—	—	—	2	2	1	4	7
% of Paid Off UPB	—	—	—	1%	<1%	<1%	1%	3%
OREGON								
# of Active Loans	43	45	50	58	58	48	41	42
% of Total UPB	22%	22%	20%	21%	21%	20%	17%	16%
# of Paid Off Loans (QTR)	12	19	21	19	23	26	25	23
% of Paid Off UPB	15%	25%	29%	20%	26%	22%	22%	21%
PENNSYLVANIA								
# of Active Loans	1	1	1	—	—	—	—	—
% of Total UPB	<1%	<1%	<1%	—	—	—	—	—
# of Paid Off Loans (QTR)	—	—	—	1	—	—	—	—
% of Paid Off UPB	—	—	—	1%	—	—	—	—

Notes: All values shown are as of period end unless designated as during the quarter "(QTR)". "(UPB)" is the aggregate unpaid principal balance.

COLLATERAL GEOGRAPHY	1Q19	2Q19	3Q19	4Q19	1Q20	2Q20	3Q20	4Q20
SOUTH CAROLINA								
# of Active Loans	6	4	4	3	1	1	—	—
% of Total UPB	3%	2%	1%	1%	<1%	<1%	—	—
# of Paid Off Loans (QTR)	—	2	—	1	3	1	1	—
% of Paid Off UPB	—	3%	—	<1%	3%	1%	1%	—
TENNESSEE								
# of Active Loans	2	1	1	2	3	1	1	1
% of Total UPB	<1%	<1%	<1%	1%	1%	<1%	<1%	<1%
# of Paid Off Loans (QTR)	—	1	1	—	1	2	—	—
% of Paid Off UPB	—	1%	1%	—	1%	1%	—	—
TEXAS								
# of Active Loans	10	21	18	12	17	18	30	33
% of Total UPB	3%	5%	3%	2%	3%	4%	8%	7%
# of Paid Off Loans (QTR)	4	5	11	13	6	10	13	21
% of Paid Off UPB	3%	3%	8%	7%	4%	4%	6%	15%
UTAH								
# of Active Loans	1	2	6	5	6	6	12	20
% of Total UPB	1%	1%	2%	1%	2%	2%	3%	5%
# of Paid Off Loans (QTR)	—	—	1	5	2	4	2	2
% of Paid Off UPB	—	—	1%	3%	1%	4%	1%	1%
VIRGINA								
# of Active Loans	1	2	3	4	7	6	6	5
% of Total UPB	<1%	<1%	<1%	2%	1%	1%	1%	<1%
# of Paid Off Loans (QTR)	—	1	—	—	3	2	—	1
% of Paid Off UPB	—	1%	—	—	<1%	1%	—	<1%
WASHINGTON								
# of Active Loans	20	21	26	30	38	34	29	35
% of Total UPB	6%	6%	6%	7%	12%	12%	10%	10%
# of Paid Off Loans (QTR)	15	14	9	14	8	14	16	8
% of Paid Off UPB	12%	10%	8%	10%	5%	8%	9%	5%

Notes: All values shown are as of period end unless designated as during the quarter "(QTR)". "(UPB)" is the aggregate unpaid principal balance.